UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of October 2025
Commission File Number 1-15200
Equinor ASA
(Translation of registrant’s name into English)
FORUSBEEN 50 NO-4035, STAVANGER, Norway
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F X      Form 40-F
This report on Form 6-K is being filed for the purposes of incorporation by reference in the Registration Statements on Form F-3 (File No. 333-271647) and Form S-8 (File No. 333-262601). This report shall be deemed filed and incorporated by reference in such Registration Statements and shall be deemed to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.
This document includes portions from the previously published results announcement of Equinor ASA as of, and for the nine months ended 30 September 2025, as revised to comply with the requirements of Item 10(e) of Regulation S-K regarding non-GAAP financial information promulgated by the U.S. Securities and Exchange Commission. This document does not update or otherwise supplement the information contained in the previously published results announcement.
2025
Third quarter
Financial statements and review
Equinor third quarter 2025

2	Key figures	PRESS RELEASE	THIRD QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Key figures

Operational	Financial		Sustainability

2,130	5.27	(0.20)	0.23
MBOE/D	USD BILLION	USD BILLION	SIF
Equity oil & gas production per day	Net operating income	Net income/(loss)	Serious incident frequency (per million hours worked)

1.37	6.35	(0.08)	6.1
TWh	USD BILLION	USD	KG / BOE
Total power generation, Equinor Share	Cash flows provided by operating activities	Basic earnings per share	CO₂ upstream intensity. Scope 1 CO₂ emissions, Equinor operated, 100% basis for the first nine months of 2025

0.91	0.37	5	8.0
TWh	USD PER SHARE	USD BILLION	MILLION TONNES CO2e
Renewable power generation, Equinor share	Announced cash dividend per share	Share buy-back programme for 2025	Absolute scope 1+2 GHG emissions for the first nine months of 2025
Always safe
High value
Low carbon
Equinor third quarter 2025

3	Press release	PRESS RELEASE	THIRD QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Equinor third quarter 2025 results
Equinor delivered net operating income of USD 5.27 billion and net loss of USD 0.20 billion in the third quarter of 2025.
Strong cashflow and operational performance
•7% production growth with strong performance from Johan Sverdrup and Johan Castberg
•Robust balance sheet through lower price environment
•Reported results impacted by net impairments, primarily driven by lower price outlook
Strong cost focus
•Significant cost reduction in Renewables
•Stopping two early-phase electrification projects
Strategic development
•First oil from the Bacalhau field in Brazil in October
•Successful infrastructure-led exploration on the NCS
•Participating in Ørsted rights issue, positioning for industrial and strategic collaboration
Capital distribution:
•Third quarter cash dividend of USD 0.37 per share and fourth tranche of share buy-back of up to USD 1.266 billion
•Total capital distribution for 2025 in line with announced level of around USD 9 billion
Anders Opedal, President and CEO of Equinor ASA:
“We deliver strong operations this quarter. High performing fields and new fields coming on stream on the Norwegian continental shelf, drive production growth.”
“In October, we started production from our largest offshore field internationally, Bacalhau. The field will contribute substantially to grow earnings from our international portfolio towards 2030.”
Equinor third quarter 2025

4	Press release	PRESS RELEASE	THIRD QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

Financial information	Quarters			Change	First nine months
(unaudited, in USD million)	Q3 2025	Q2 2025	Q3 2024	Q3 on Q3	2025	2024	Change

Net operating income/(loss)	5,270	5,721	6,905	(24)%	19,866	22,192	(10)%
Net income/(loss)	(204)	1,317	2,285	N/A	3,744	6,830	(45)%
Basic earnings per share (USD)	(0.08)	0.50	0.83	N/A	1.42	2.39	(40)%

Cash flows provided by operating activities1)	6,346	2,477	6,495	(2)%	17,865	17,443	2%
Cash flow from operations after taxes paid1)*	5,334	1,938	5,685	(6)%	14,666	13,739	7%
Net cash flow before capital distribution1)*	2,085	(1,289)	2,524	(17)%	5,342	4,294	24%

Operational information

Group average liquids price (USD/bbl) [1]	64.9	63.0	74.0	(12)%	66.0	75.9	(13)%
Total equity liquids and gas production (mboe per day) [3]	2,130	2,096	1,984	7%	2,116	2,065	2%
Total power generation (TWh) Equinor share	1.37	1.12	1.13	21%	3.89	3.49	12%
Renewable power generation (TWh) Equinor share	0.91	0.83	0.68	34%	2.49	2.11	18%

	Net operating income	E&P equity liquids and gas production	Total power generation Equinor share
Key figures by segment	(USD million)	(mboe/day)	(TWh)

E&P Norway	5,618	1,422	0.04
E&P International	(254)	267
E&P USA	(384)	441
MMP	509		0.46
REN	(59)		0.88
Other incl. eliminations	(160)
Equinor Group Q3 2025	5,270	2,130	1.37
Equinor Group Q3 2024	6,905	1,984	1.13
Equinor Group first nine months 2025	19,866	2,116	3.89
Equinor Group first nine months 2024	22,192	2,065	3.49

Net debt to capital employed adjusted*	30 September 2025	31 December 2024	%-point change
Net debt to capital employed adjusted*	12.2%	11.9%	0.3%

Dividend (USD per share)	Q3 2025	Q2 2025	Q3 2024
Ordinary cash dividend per share	0.37	0.37	0.35
Extraordinary cash dividend per share	—	—	0.35

In the first nine months of 2025, Equinor settled shares in the market under the 2024 and
2025 share buy-back programmes of USD 5,527 million, which included USD 4,260 million for the state share of the second, third and fourth tranche of the 2024 programme and the first tranche of the 2025 programme.

1) Previously reported numbers for 2024 have been restated due to a change in accounting policy. For more information see note
1 Organisation and basis of preparation.
* For items marked with an asterisk throughout this report, see Use and reconciliation of non-GAAP financial measures in the
Supplementary disclosures.
[ ] For items marked with numbers within brackets, see End notes in the Supplementary disclosures.
Equinor third quarter 2025

5	Press release	PRESS RELEASE	THIRD QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Strong cashflow and operational performance
Equinor delivered a total equity production of 2,130
mboe per day in the third quarter, up 7% from 1,984
mboe per day in the same quarter last year.
Operational performance on the Norwegian
continental shelf (NCS) was strong with several
fields, in particular the Johan Sverdrup field,
delivering strong production and minimal unplanned
downtime. Combined with the new Johan Castberg
and Halten East fields, the production growth was
9% on the NCS compared to the same quarter last
year. New wells and lower impact from turnarounds
also contributed positively.
The acquisition of additional interests in US onshore
assets in 2024, and increased production from
offshore assets, contributed to a 29% increase in oil
and gas production from the US segment in the third
quarter, compared to the same period last year.
The production from the international upstream
segment, excluding the US, is down compared to the
same quarter last year due to exits from Nigeria and
Azerbaijan in 2024. There was a two-month

Health, safety and the environment	Twelve months average per Q3 2025	Full year 2024
Serious incident frequency (SIF)	0.23	0.3

	First nine months 2025	Full year 2024
Upstream CO₂ intensity (kg CO₂/boe)	6.1	6.2

	First nine months 2025	First nine months 2024
Absolute scope 1+2 GHG emissions (million tonnes CO₂e)	8.0	8.2
production halt at the Peregrino field, which is held
for sale. The halt was due to audit requirements from
the Brazilian authorities, and production resumed in
October. Production from new wells internationally
contributed positively to the results.
The total power generation was 1.37 TWh. The
renewable portfolio contributed with 0.91 TWh, which
is a 34% increase compared to last year, primarily
driven by the ramp up of Dogger Bank A and new
production from onshore renewables.
In the quarter, Equinor completed 18 offshore
exploration wells on the NCS with 7 commercial
discoveries.
Financial results
Equinor delivered net operating income of USD 5.27
billion, and a net loss of USD 0.20 billion in the third
quarter of 2025. The results are affected by lower
liquids prices, which were partially offset by higher
production and higher gas prices in the US.
The net operating income of USD 5.27 billion is
down from USD 6.91 billion in the same quarter last
year. This is impacted by net impairments of USD
754 million, primarily due to updated forward-looking
price assumptions. Assets held for sale in the
international portfolio, which hence have not been
depreciated, accounted for USD 650 million and
USD 385 million is related to non-operated assets
offshore in the US. This was partially offset by an
impairment reversal of USD 299 million related to an
onshore asset in Norway.
Equinor realised a European gas price of USD 11.4
per mmbtu and realised liquids prices were USD
64.9 per bbl in the third quarter.
Operating and administrative expenses are higher
compared to the same quarter last year.This is due

Health, safety and the environment	Twelve months average per Q3 2025	Full year 2024
Serious incident frequency (SIF)	0.23	0.3

	First nine months 2025	Full year 2024
Upstream CO₂ intensity (kg CO₂/boe)	6.1	6.2

	First nine months 2025	First nine months 2024
Absolute scope 1+2 GHG emissions (million tonnes CO₂e)	8.0	8.2
to the booking of future estimated operating
expenses related to a US offshore asset that ceased
production during the third quarter, as well as higher
transportation costs and currency effects. This was
partially offset by cost improvements in the
renewable segment.
Strong operational performance generated cash
flows provided by operating activities, before taxes
paid and working capital items, of USD 9.10 billion
for the third quarter. Equinor paid two NCS tax
instalments totalling USD 3.9 billion in the quarter.
For the fourth quarter, Equinor expects to pay three
instalments. This is due to the new phasing of ten
instalments annually.
Cash flow from operations after taxes paid* ended at
USD 5.33 billion.
Total capital expenditures was USD 3.68 billion for
the quarter, and organic capital expenditure* was
USD 3.41 billion.
The net debt to capital employed ratio was 17.4% at
the end of September 2025, compared to 17.3% at
the end of December of 2024.
Strategic development
Successful near-infrastructure exploration on the
NCS, led to seven discoveries in the quarter. One of
the commercial discoveries already started
production. Combined with production start-up from
the Askeladd Vest field in the Barents Sea, this will
reinforce Equinor’s long-term role as a safe supplier
of energy to Europe.
In October, the Bacalhau field in Brazil came on
stream. It is the largest international offshore field
ever developed by Equinor.
In the third quarter, Equinor announced participation
in the rights issue of Ørsted. This is driven by a
positive long-term view for offshore wind and
confidence in the underlying business of Ørsted.
In the quarter, Northern Lights received and stored
the first CO₂ volumes. With this, the world’s first third
party CO₂ transport and storage facility is now
operational.
In October, Equinor decided to stop the Snorre and
Halten electrification projects. The reason for
stopping the two projects was primarily due to high
abatement costs. The company will further mature
the Grane-Balder early-phase electrification project.

Health, safety and the environment	Twelve months average per Q3 2025	Full year 2024
Serious incident frequency (SIF)	0.23	0.3

	First nine months 2025	Full year 2024
Upstream CO₂ intensity (kg CO₂/boe)	6.1	6.2

	First nine months 2025	First nine months 2024
Absolute scope 1+2 GHG emissions (million tonnes CO₂e)	8.0	8.2
Equinor third quarter 2025

6	Press release	PRESS RELEASE	THIRD QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Competitive capital distribution
Johan Castberg
The board of directors has decided a cash dividend
of USD 0.37 per share for the third quarter of 2025,
in line with communication at the Capital Markets
Update in February.
The board of directors has decided to initiate a fourth
and final tranche of the share buy-back programme
for 2025 of up to USD 1.266 billion. The tranche will
commence on 30 October and end no later than 2
February 2026.This fourth tranche will complete the
announced share buy-back programme of up to USD
5 billion for 2025. It will also conclude total capital
distribution for 2025 of around USD 9 billion.
The third tranche of the share buy-back programme
for 2025 was completed on 23 October 2025 with a
total value of USD 1.265 billion.
All share buy-back amounts include shares to be
redeemed by the Norwegian state.
Equinor third quarter 2025

7	PRESS RELEASE	THIRD QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Third quarter 2025 review
Equinor third quarter 2025

8	Group review	PRESS RELEASE	THIRD QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Group review

Operational information	Quarters			Change	First nine months
	Q3 2025	Q2 2025	Q3 2024	Q3 on Q3	2025	2024	Change

Total equity liquid and gas production (mboe/day)	2,130	2,096	1,984	7%	2,116	2,065	2%
Total entitlement liquid and gas production (mboe/day)	2,005	1,979	1,860	8%	1,995	1,938	3%
Total Power generation (TWh) Equinor share	1.37	1.12	1.13	21%	3.89	3.49	12%
Renewable power generation (TWh) Equinor share	0.91	0.83	0.68	34%	2.49	2.11	18%

Average Brent oil price (USD/bbl)	69.1	67.8	80.2	(14)%	70.9	82.8	(14)%
Group average liquids price (USD/bbl) [1]	64.9	63.0	74.0	(12)%	66.0	75.9	(13)%
E&P Norway average internal gas price (USD/ mmbtu)	9.98	10.60	9.69	3%	11.31	8.60	32%
E&P USA average internal gas price (USD/mmbtu)	2.01	2.41	1.46	38%	2.50	1.52	65%

Financial information	Quarters			Change	First nine months
(unaudited, in USD million)	Q3 2025	Q2 2025	Q3 2024	Q3 on Q3	2025	2024	Change

Total revenues and other income	26,049	25,145	25,446	2%	81,115	76,120	7%
Purchases	(13,917)	(12,739)	(13,104)	6%	(42,100)	(37,171)	13%
Operating and administrative expenses	(3,312)	(3,081)	(2,822)	17%	(9,560)	(8,903)	7%
Depreciation, amortisation and net impairments	(3,297)	(3,422)	(2,318)	42%	(9,029)	(7,011)	29%
Exploration expenses	(252)	(183)	(296)	(15)%	(562)	(841)	(33)%
Total operating expenses	(20,779)	(19,424)	(18,541)	12%	(61,250)	(53,927)	14%
Net operating income/(loss)	5,270	5,721	6,905	(24)%	19,866	22,192	(10)%

Net financial items	(604)	37	365	N/A	(548)	606	N/A
Income tax	(4,870)	(4,441)	(4,986)	(2)%	(15,574)	(15,969)	(2)%
Net income/(loss)	(204)	1,317	2,285	N/A	3,744	6,830	(45)%

Basic earnings per share (in USD)	(0.08)	0.50	0.83	N/A	1.42	2.39	(40)%

Capital expenditures and Investments	3,420	3,401	3,098	10%	9,848	8,531	15%
Cash flows provided by operating activities1)	6,346	2,477	6,495	(2)%	17,865	17,443	2%
1) Previously reported numbers for 2024 have been restated due to a change in accounting policy. For more information see note 1 Organisation and basis of preparation.
Operations and financial results
Equinor delivered a 7% increase in production,
driven by new fields on the NCS and contributions
from the US upstream portfolio, while lower liquids
prices tempered financial results.
In E&P Norway, the new Johan Castberg and Halten
East fields drove increased production in both the
third quarter and the first nine months of 2025
compared to the same periods last year. High
production efficiency from Johan Sverdrup, new
wells and a lower impact from turnarounds more
than offset natural decline on several fields in the
third quarter, while production during the first nine
months was partially impacted by increased
maintenance activities and natural decline across
several fields.
Portfolio changes in the international upstream
business throughout 2024 continued to influence
production levels in 2025. The acquisition of
additional interests in US onshore assets in
December 2024 increased E&P USA production in
the third quarter and first nine months of 2025
compared to the same periods last year. This
increase was supported by new offshore wells
brought into production in 2025. In E&P
International, the divestments of interests in Nigeria
and Azerbaijan in the fourth quarter of 2024 led to
lower production volumes for the quarter and first
nine months of 2025. The production stop in
Peregrino from mid-August 2025 further contributed
to the decrease, which was partially offset by new
wells across the E&P International portfolio in the
quarter
Growth in the renewables portfolio drove the
increase in total power generation in the third quarter
and first nine months of 2025. The ongoing ramp-up
of Dogger Bank A and the onshore acquisition in
Sweden in March 2025 led to a 34% and 18%
increase in renewable power generation for the third
Equinor third quarter 2025

9	Group review	PRESS RELEASE	THIRD QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
quarter and first nine months of 2025 respectively,
compared to the same periods last year.
Marketing, Midstream and Processing segment
results in the third quarter were primarily driven by
the optimisation of piped gas trading in Europe and
trading of US Gas and LNG, despite operational
issues at Hammerfest LNG. The result from Crude,
Products and Liquids was weak during the third
quarter, negatively affected by losses on hedging of
shipping contracts and weak speculative trading.
Reduced margins in gas, LNG and liquids trading led
to lower results in the first nine months compared to
the same period last year.
Higher production volumes and realised gas prices
drove increased revenue for the quarter and first
nine months of 2025 relative to the same periods last
year. For the quarter, lower liquids prices partially
offset the benefit from higher production, leading to
only a marginal increase in revenue.
Operating and administrative expenses increased in
the quarter and first nine months compared to the
same periods last year, primarily impacted by
transportation costs and changes in estimates of
asset retirement obligations associated with a late-
life offshore asset in the US that ceased production
during the third quarter.This increase was partially
offset by the divestments in E&P International and
reduction in business development and early phase
projects within the renewables and low carbon
solutions businesses.
Depreciation, amortisation and net impairments
increased in the third quarter and first nine months
compared to the same periods last year, primarily
due to new fields on the NCS and net impairments.
During the quarter, impairments of USD 650 million
related to assets held for sale in our international
portfolio and USD 385 million related to producing
assets in the Gulf of America were recognised. This
increase was partially offset by an impairment
reversal of USD 299 million related to an onshore
asset in Norway. In the first nine months, the
increase was also driven by a USD 955 million
impairment of US assets related to the Empire Wind
project in the second quarter, partially offset by the
cessation of depreciation for UK assets, classified as
held for sale since December 2024, and the
cessation of depreciation for Peregrino, classified as
held for sale since May 2025.
Lower drilling activity across our international
portfolio contributed to a decrease in exploration
expenses in the third quarter and first nine months of
2025, partially offset by increased exploration activity
on the NCS during the third quarter.
Net financial items in the quarter and in the first nine
months of 2025 reduced from the same periods in
the prior year, mainly due to losses on financial
investments during 2025.
Taxes
The effective reported tax rate was high for the
quarter and increased from 68.6% in 2024 to 104.4%
for the third quarter of 2025.The increase was mainly
due to higher share of income from jurisdictions with
high tax rates. The tax rate is also influenced by the
de-recognition of deferred tax assets and an
impairment related to the joint venture agreement
with Shell in the UK, see note 3. The increase was
partially offset by currency effects in entities that are
taxable in other currencies than the functional
currency.
Cash flow and net debt
Strong operational performance in the third quarter
generated cash flow provided by operating activities
before taxes paid and working capital items of USD
9,098 million. Higher gas prices contributed to the
increase from USD 8,670 million in the same quarter
last year, partially offset by lower liquids prices. For
the first nine months, cash flow provided by
operating activities before taxes paid and working
capital items increased slightly from USD 28,424
million in the same period last year to USD 28,885
million.
Tax payments in the third quarter totalled USD 3,764
million, mainly representing the first two scheduled
Norwegian corporation tax instalments related to
2025 earnings. This is an increase from USD 2,986
million in the same period last year, with the increase
reflecting the change in the NCS instalment tax
payment structure.
A working capital decrease of USD 1,012 million
positively impacted the cash flow in the third quarter
of 2025 compared to a decrease of USD 810 million
in the third quarter of 2024.
In the third quarter, cash flow provided by operating
activities slightly decreased to USD 6,346 million
from USD 6,495 million in the same quarter of 2024,
mainly due to higher tax payments in the quarter and
lower income before tax . Cash flow provided by
operating activities increased to USD 17,865 million
in the first nine months, up from USD 17,443 million
in the prior year.
The net decrease in cash and cash equivalents in
the third quarter was USD 1,375 million, reflecting
substantial cash distributions of USD 4,712 million
related to the share buy-back programme, including
USD 4,260 million payment to the Norwegian state.
There was a net increase in cash and cash
equivalents of USD 1,898 million for the first nine
months compared to a decrease of USD 1,832
million in the same period last year, primarily due to
higher dividend payments in 2024.
Net cash flow* amounted to a USD 3,565 million
outflow in the third quarter of 2025, relative to a USD
3,984 million outflow in the same quarter last year.
For the first nine months, net cash flow* was an
outflow of USD 4,058 million compared with an
outflow of USD 7,882 million in the same period last
year.
The net debt to capital employed ratio was 17.4% at
the end of September 2025, compared to 17.3% at
the end of December 2024. A decrease in equity,
due to capital distributions exceeding net income,
combined with higher liquid assets in the quarter
drove the marginal increase in the net debt to capital
employed adjusted* ratio from 11.9% at the end of
December 2024 to 12.2% at the end of September
2025.
The subscription of additional shares in Ørsted A/S
for USD 0.9 billion was settled in early October and
will be reflected in cash flows for the fourth quarter.
Capital distribution
The board of directors has decided a cash dividend
of USD 0.37 per share for the third quarter of 2025,
in line with communication at the Capital Markets
Update in February.
The board of directors has decided to initiate a fourth
and final tranche of the share buy-back programme
for 2025 of up to USD 1.266 billion. The tranche will
commence on 30 October and end no later than 2
February 2026. This fourth tranche will complete the
announced share buy-back programme of up to USD
5 billion for 2025. It will also conclude total capital
distribution for 2025 of around USD 9 billion.
The third tranche of the share buy-back programme
for 2025 was completed on 23 October 2025 with a
total value of USD 1.265 billion.
All share buy-back amounts include shares to be
redeemed by the Norwegian state.
Equinor third quarter 2025

10	Group review	PRESS RELEASE	THIRD QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Health, safety and the environment
In September, Equinor had a fatal accident where a
sub-contractor lost his life during a lifting operation at
the Mongstad refinery. The accident is being
investigated by Havtil, the police and internally by
Equinor.
Equinor's internal investigation of the accidental oil
spill from Njord A in December 2024 has been
completed and confirms that the incident could not
have developed into a major incident. There is no
documented oil-damaged wildlife or other
environmental damage following the spill. The
mapping and collection of oil clumps has been
completed for 2025 and Equinor plans to undertake
inspection and verification activities in 2026.
The twelve-month average serious incident
frequency (SIF) for the period ended 30 September
2025 was 0.23, a decrease from 2024 which ended
at 0.3.
Equinor’s absolute Scope 1 and 2 GHG emissions
from operated production (100% basis) were 8.0
million tonnes CO₂e in the first nine months of 2025,
representing a reduction of 0.2 million tonnes CO₂e
compared to the same period last year. The
reduction is primarily attributed to a turnaround at
Hammerfest LNG and the positive emission-reducing
effects of electrification projects implemented on the
NCS in 2024.
Equinor third quarter 2025

11	Outlook	PRESS RELEASE	THIRD QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Outlook
Gullfaks, Norway
•Organic capital expenditures* are estimated at
USD 13 billion for 20252.
•Oil & gas production for 2025 is estimated to
grow 4% compared to 2024 level [5].
•Equinor’s ambition is to keep the unit of
production cost in the top quartile of its peer
group.
•Scheduled maintenance activity is estimated to
reduce equity production by around 30 mboe per
day for the full year of 2025.
These forward-looking statements reflect current
views about future events and are, by their nature,
subject to significant risks and uncertainties because
they relate to events and depend on circumstances
that will occur in the future. Deferral of production to
create future value, gas off-take, timing of new
capacity coming on stream and operational regularity
and levels of industry product supply, demand and
pricing represent the most significant risks related to
the foregoing production guidance. Our future
financial performance, including cash flow and
liquidity, will be affected by geopolitical and
macroeconomic conditions, changes in the
regulatory and policy landscape, the development in
realised prices, including price differentials, tolls and
tariffs and other factors discussed elsewhere in the
report.
For further information, see section Forward-looking
statements in the report.
2) USD/NOK exchange rate assumption of 11
Equinor third quarter 2025

12	Supplementary operational disclosures	PRESS RELEASE	THIRD QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Supplementary operational disclosures

	Quarters			Change	First nine months				Quarters			Change	First nine months
Operational information	Q3 2025	Q2 2025	Q3 2024	Q3 on Q3	2025	2024	Change	Operational information	Q3 2025	Q2 2025	Q3 2024	Q3 on Q3	2025	2024	Change

Prices								Equity production (mboe per day)
Average Brent oil price (USD/bbl)	69.1	67.8	80.2	(14)%	70.9	82.8	(14)%	E&P Norway equity liquids production	714	655	608	18%	665	629	6%
E&P Norway average liquids price (USD/bbl)	67.9	65.4	77.1	(12)%	68.8	79.0	(13)%	E&P International equity liquids production	239	267	300	(21)%	260	306	(15)%
E&P International average liquids price (USD/bbl)	62.1	60.1	71.4	(13)%	63.6	73.6	(14)%	E&P USA equity liquids production	155	147	142	10%	150	148	1%
E&P USA average liquids price (USD/bbl)	55.2	56.3	65.1	(15)%	57.5	66.4	(13)%	Group equity liquids production	1,109	1,070	1,050	6%	1,075	1,082	(1)%
Group average liquids price (USD/bbl) [1]	64.9	63.0	74.0	(12)%	66.0	75.9	(13)%	E&P Norway equity gas production	707	704	701	1%	725	753	(4)%
Group average liquids price (NOK/bbl) [1]	655	649	793	(17)%	692	809	(14)%	E&P International equity gas production	29	39	34	(15)%	34	34	—%
E&P Norway average internal gas price (USD/mmbtu) [7]	9.98	10.60	9.69	3%	11.31	8.60	32%	E&P USA equity gas production	286	283	200	43%	282	195	45%
E&P USA average internal gas price (USD/mmbtu) [7]	2.01	2.41	1.46	38%	2.50	1.52	65%	Group equity gas production	1,022	1,026	934	9%	1,042	983	6%
Realised piped gas price Europe (USD/mmbtu) [6]	11.43	12.00	11.24	2%	12.79	10.15	26%	Total equity liquids and gas production [3]	2,130	2,096	1,984	7%	2,116	2,065	2%
Realised piped gas price US (USD/mmbtu) [6]	2.42	2.73	1.66	46%	2.98	1.86	60%
								Power generation
Entitlement production (mboe per day)								Power generation (TWh) Equinor share	1.37	1.12	1.13	21%	3.89	3.49	12%
E&P Norway entitlement liquids production	714	655	608	18%	665	629	6%	Renewable power generation (TWh) Equinor share1)	0.91	0.83	0.68	34%	2.49	2.11	18%
E&P International entitlement liquids production	184	224	233	(21)%	210	237	(11)%
E&P USA entitlement liquids production	138	132	127	9%	134	132	1%	1)Includes Hywind Tampen renewable power generation.
Group entitlement liquids production	1,036	1,011	968	7%	1,009	998	1%
E&P Norway entitlement gas production	707	704	701	1%	725	753	(4)%
E&P International entitlement gas production	19	22	23	(18)%	20	23	(10)%
E&P USA entitlement gas production	242	242	169	44%	240	165	46%
Group entitlement gas production	968	968	892	9%	985	940	5%
Total entitlement liquids and gas production [2]	2,005	1,979	1,860	8%	1,995	1,938	3%

Equinor third quarter 2025

13	Supplementary operational disclosures	PRESS RELEASE	THIRD QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

Health, safety and the environment
	Twelve months average per Q3 2025	Full year 2024
Total recordable injury frequency (TRIF)	2.1	2.3
Serious Incident Frequency (SIF)	0.23	0.3
Oil and gas leakages (number of)1)	4	7

	First nine months 2025	Full year 2024
Upstream CO₂ intensity (kg CO₂/boe)2)	6.1	6.2

	First nine months 2025	First nine months 2024
Absolute scope 1+2 GHG emissions (million tonnes CO₂e)3)	8.0	8.2
1)Number of leakages with rate above 0.1kg/second during the past 12 months.
2)Operational control, total scope 1 emissions of CO2 from expectations and production, divided by total production (boe).
3)Operational control, total scope 1 and 2 emissions of CO2 and CH4.

Johan Castberg, Norway
Equinor third quarter 2025

14	Exploration & Production Norway	PRESS RELEASE	THIRD QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Exploration & Production Norway

Financial information	Quarters			Change	First nine months
(unaudited, in USD million)	Q3 2025	Q2 2025	Q3 2024	Q3 on Q3	2025	2024	Change

Total revenues and other income	8,278	8,236	8,081	2%	26,567	24,386	9%
Operating and administrative expenses	(926)	(1,077)	(871)	6%	(2,894)	(2,718)	6%
Depreciation, amortisation and net impairments	(1,602)	(1,338)	(1,193)	34%	(4,067)	(3,572)	14%
Exploration expenses	(132)	(115)	(143)	(7)%	(338)	(336)	0%
Total operating expenses	(2,660)	(2,530)	(2,207)	21%	(7,299)	(6,626)	10%
Net operating income/(loss)	5,618	5,706	5,875	(4)%	19,268	17,760	8%

Additions to PP&E, intangibles and equity accounted investments	1,557	1,674	1,462	6%	5,640	4,413	28%

Operational information	Quarters			Change	First nine months
E&P Norway	Q3 2025	Q2 2025	Q3 2024	Q3 on Q3	2025	2024	Change

E&P entitlement liquid and gas production (mboe/day)	1,422	1,359	1,308	9%	1,390	1,382	1%
Average liquids price (USD/bbl)	67.9	65.4	77.1	(12)%	68.8	79.0	(13)%
Average internal gas price (USD/mmbtu)	9.98	10.60	9.69	3%	11.31	8.60	32%

Production & Revenues
In the third quarter of 2025, new fields coming on
stream (Johan Castberg and Halten East) drove an
increase in production compared to the same quarter
last year, High production efficiency from Johan
Sverdrup, new wells and a lower impact from
turnarounds and maintenance more than offset
natural decline on several fields. Liquids production
had a greater increase than gas in the quarter,
driven by new fields coming on stream with higher
liquids share in the production mix.
Production increased slightly for the first nine months
of 2025 compared to the same period last year,
reflecting a stable underlying performance and
modest ramp-up from new fields during the first half
of the year.
Revenues in the third quarter of 2025 were slightly
higher than in the same quarter last year, as strong
production performance more than offset the effect
of lower liquids prices. For the first nine months of
2025, revenues increased compared to the same
period of 2024, driven by higher gas prices which
more than offset the decline in liquids prices.
Operating expenses and financial results
Operating and administrative expenses were stable
when compared to the third quarter of 2024, with the
reported increase reflecting the weakening of the
USD versus NOK. There was a one-off
transportation cost effect in the quarter in addition to
increases related to the Petoro swap and new fields
coming on stream, partially offset by an underlift
effect. The same factors drove the increase for the
first nine months of 2025 relative to 2024, except
that there was an overlift effect instead of underlift.
Depreciation, amortisation and net impairments in
the third quarter and the first nine months of 2025
was negatively impacted by ramp up of new fields
and field-specific investments, as well as the
development in the USD/NOK exchange rate. These
effects were partially offset by increased proved
reserves compared to the same periods last year.
The exploration activity in the third quarter of 2025
(18 wells) was higher than in the third quarter last
year (8 wells). The higher drilling cost was more than
offset by higher capitalisation rate and lower seismic
cost, leading to a decrease in exploration expenses.
When comparing the first nine months this year to
last year, the same explanatory factors are relevant,
but offsetting each other.
In the first nine months of 2025, net operating
income was positively impacted by a gain of USD
491 million from the swap transaction with Petoro.
Additions to PP&E, intangibles and equity accounted
investments in the first nine months of 2025 was
influenced by the assets acquired in the swap
transaction amounting to USD 1,086 million.
Equinor third quarter 2025

15	Exploration & Production International	PRESS RELEASE	THIRD QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Exploration & Production International

Financial information	Quarters			Change	First nine months
(unaudited, in USD million)	Q3 2025	Q2 2025	Q3 2024	Q3 on Q3	2025	2024	Change

Total revenues and other income	1,315	1,348	1,597	(18)%	4,234	5,160	(18)%
Purchases	(38)	(67)	11	N/A	(102)	21	N/A
Operating and administrative expenses	(532)	(504)	(519)	3%	(1,603)	(1,496)	7%
Depreciation, amortisation and net impairments	(919)	(310)	(544)	69%	(1,624)	(1,526)	6%
Exploration expenses	(80)	(51)	(138)	(42)%	(164)	(437)	(62)%
Total operating expenses	(1,569)	(932)	(1,190)	32%	(3,493)	(3,438)	2%
Net operating income/(loss)	(254)	415	407	N/A	741	1,722	(57)%

Additions to PP&E, intangibles and equity accounted investments	695	622	760	(9)%	2,078	2,295	(9)%

Operational information	Quarters			Change	First nine months
E&P International	Q3 2025	Q2 2025	Q3 2024	Q3 on Q3	2025	2024	Change

E&P equity liquid and gas production (mboe/ day)	267	306	334	(20)%	294	340	(14)%
E&P entitlement liquid and gas production (mboe/day)	203	246	256	(21)%	231	259	(11)%
Production sharing agreements (PSA) effects	65	60	79	(17)%	64	81	(22)%
Average liquids price (USD/bbl)	62.1	60.1	71.4	(13)%	63.6	73.6	(14)%

Production & Revenues
The divestment of assets in Azerbaijan and Nigeria
along with the production stop in Peregrino from mid-
August 2025 due to audit requirements from
Brazilian authorities, led to a decrease in production
in the third quarter and the first nine months of 2025
compared to the same periods last year. Natural
decline in several fields further contributed to the
overall drop in production levels. The decrease was
partially offset by contributions from new wells,
mainly in Argentina and Angola.
Production Sharing Agreements (PSA) effects were
reduced in the third quarter and the first nine months
of 2025 compared to the same periods last year,
reflecting the impact of the divestments and lower
liquids prices.
Total revenues and other income decreased in the
third quarter and the first nine months of 2025
compared to the same periods last year primarily
due to lower volumes and liquids prices. Total
revenues and other income was positively impacted
by net overlift in the third quarter of 2025.
Operating expenses and financial results
Operating and administrative expenses were at a
similar level in the third quarter of 2025 compared to
the same quarter last year. The increase in the first
nine months of 2025 was mainly due to higher
operation and maintenance costs in Brazil and UK.
This was partially offset by the divestments.
Depreciation, amortisation and net impairments
increased in the third quarter and first nine months of
2025 compared to the same period last year, mainly
due to an impairment of USD 650 million related to
UK assets classified as held for sale.This increase
was partially offset by the cessation of depreciation
for the UK assets classified as held for sale since
December 2024 and for Peregrino, classified as held
for sale since May 2025.
Exploration expenses decreased in the third quarter
and the first nine months of 2025 compared to the
same periods in 2024, primarily due to expensed
wells in Canada in the third quarter of last year.
Expensed wells in Brazil and Argentina in the first
half of 2024 further contributed to the decrease in
the first nine months of 2025.
Additions to PP&E, intangibles and equity accounted
investments decreased in the the third quarter and
first nine months of 2025 compared to the same
periods last year. This decline was mainly due to the
UK assets and Peregrino being classified as held for
sale. The decrease was partially offset by higher
activity in Brazil.
Equinor third quarter 2025

16	Exploration & Production USA	PRESS RELEASE	THIRD QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Exploration & Production USA
Production & Revenues

Financial information	Quarters			Change	First nine months
(unaudited, in USD million)	Q3 2025	Q2 2025	Q3 2024	Q3 on Q3	2025	2024	Change

Total revenues and other income	1,014	1,040	943	7%	3,251	2,999	8%
Operating and administrative expenses	(569)	(306)	(314)	81%	(1,186)	(885)	34%
Depreciation, amortisation and net impairments	(790)	(536)	(408)	94%	(1,696)	(1,199)	41%
Exploration expenses	(39)	(16)	(15)	>100%	(60)	(68)	(12)%
Total operating expenses	(1,398)	(858)	(737)	90%	(2,941)	(2,152)	37%
Net operating income/(loss)	(384)	183	207	N/A	310	847	(63)%

Additions to PP&E, intangibles and equity accounted investments	314	294	330	(5)%	915	2,211	(59)%

Operational information	Quarters			Change	First nine months
E&P USA	Q3 2025	Q2 2025	Q3 2024	Q3 on Q3	2025	2024	Change

E&P equity liquid and gas production (mboe/ day)	441	431	342	29%	432	343	26%
E&P entitlement liquid and gas production (mboe/day)	380	374	296	29%	374	297	26%
Royalties	61	57	46	32%	58	46	26%
Average liquids price (USD/bbl)	55.2	56.3	65.1	(15)%	57.5	66.4	(13)%
Average internal gas price (USD/mmbtu)	2.01	2.41	1.46	38%	2.50	1.52	65%
E&P USA reported higher production volumes in the
third quarter and the first nine months of 2025
compared to the same periods in 2024. This
increase was primarily driven by greater gas output
from the Appalachia onshore assets following the
acquisition of additional interests in late 2024.
Elevated operational activity in the Appalachia region
during the first nine months of 2025 further
supported the production gains. US Offshore
production increased in the third quarter of 2025 due
to additional wells brought into production in the first
nine months of 2025. However, offshore production
remained flat over the first nine months when
compared to the first nine months of 2024.
Revenue for the third quarter and the first nine
months of 2025 benefitted from higher gas prices
and increased gas volumes. The third quarter of
2025 also benefitted from higher liquids production,
partially offset by lower liquids prices, which limited
the overall increase in revenue.
Operating expenses and financial results
Operating and administrative expenses increased
during both the third quarter and the first nine
months of 2025. This increase was primarily driven
by an increase in asset retirement obligations
associated with changes in estimates of a late-life
offshore asset that ceased production during the
third quarter, as well as elevated transportation costs
resulting from increased production volumes in the
Appalachia onshore assets.
Depreciation, amortisation and net impairments
increased in the third quarter of 2025 compared to
the same period last year, primarily due to
impairments totalling USD 385 million related to two
US offshore producing assets. Excluding these

Financial information	Quarters			Change	First nine months
(unaudited, in USD million)	Q3 2025	Q2 2025	Q3 2024	Q3 on Q3	2025	2024	Change

Total revenues and other income	1,014	1,040	943	7%	3,251	2,999	8%
Operating and administrative expenses	(569)	(306)	(314)	81%	(1,186)	(885)	34%
Depreciation, amortisation and net impairments	(790)	(536)	(408)	94%	(1,696)	(1,199)	41%
Exploration expenses	(39)	(16)	(15)	>100%	(60)	(68)	(12)%
Total operating expenses	(1,398)	(858)	(737)	90%	(2,941)	(2,152)	37%
Net operating income/(loss)	(384)	183	207	N/A	310	847	(63)%

Additions to PP&E, intangibles and equity accounted investments	314	294	330	(5)%	915	2,211	(59)%

Operational information	Quarters			Change	First nine months
E&P USA	Q3 2025	Q2 2025	Q3 2024	Q3 on Q3	2025	2024	Change

E&P equity liquid and gas production (mboe/ day)	441	431	342	29%	432	343	26%
E&P entitlement liquid and gas production (mboe/day)	380	374	296	29%	374	297	26%
Royalties	61	57	46	32%	58	46	26%
Average liquids price (USD/bbl)	55.2	56.3	65.1	(15)%	57.5	66.4	(13)%
Average internal gas price (USD/mmbtu)	2.01	2.41	1.46	38%	2.50	1.52	65%
impairments, depreciation and amortisation
remained stable, as effects of higher depreciation
from lower proved reserve additions was largely
offset by higher capital additions and the acquisition
of additional onshore interests. In the first nine
months of 2025, these expenses increased relative
to the same period in 2024. The increase was largely
attributable to the same impairment effect, additional
asset retirement obligations recognised in the
second quarter of 2025 related to an offshore asset
and acquisition of further interests in Appalachia
onshore properties in late 2024 partially offset by
upward revisions to proved reserves recorded at
year-end 2024.
Exploration expenses increased in the third quarter
of 2025 compared to the same period last year,
mainly due to exploration write-downs recognised in
the quarter. For the first nine months of 2025,
exploration expenses were slightly lower compared
to the same period in 2024, reflecting reduced non-
commercial drilling activity, partially offset by
exploration write-downs recorded in 2025.
The decrease in additions to PP&E, intangibles and
equity accounted investments in 2025, compared to
2024, is primarily attributed to the swap with EQT
closed in the second quarter of 2024. This resulted
in an increase in the Northern Marcellus formation
offset by a decrease from the Appalachia-operated
assets.
Equinor third quarter 2025

17	Marketing, Midstream & Processing	PRESS RELEASE	THIRD QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Marketing, Midstream & Processing

Financial information	Quarters			Change	First nine months
(unaudited, in USD million)	Q3 2025	Q2 2025	Q3 2024	Q3 on Q3	2025	2024	Change

Total revenues and other income	25,753	24,798	25,204	2%	79,623	75,218	6%
Purchases [net of inventory variation]	(23,988)	(23,055)	(23,440)	2%	(74,450)	(68,614)	9%
Operating and administrative expenses	(1,323)	(1,182)	(1,136)	16%	(3,858)	(3,741)	3%
Depreciation, amortisation and net impairments	67	(232)	(85)	N/A	(393)	(521)	(25)%
Total operating expenses	(25,244)	(24,469)	(24,660)	2%	(78,701)	(72,875)	8%
Net operating income/(loss)	509	329	544	(6)%	922	2,343	(61)%

Additions to PP&E, intangibles and equity accounted investments	307	254	185	65%	768	585	31%

Operational information	Quarters			Change	First nine months
Marketing, Midstream and Processing	Q3 2025	Q2 2025	Q3 2024	Q3 on Q3	2025	2024	Change

Liquids sales volumes (mmbl)	279.1	262.3	258.5	8%	829.9	759.9	9%
Natural gas sales Equinor (bcm)	16.8	16.3	14.7	15%	49.5	46.8	6%
Natural gas entitlement sales Equinor (bcm)	14.1	13.3	12.3	15%	41.1	39.4	4%
Power generation (TWh) Equinor share	0.46	0.30	0.45	2%	1.40	1.38	1%
Realised piped gas price Europe (USD/mmbtu)	11.43	12.00	11.24	2%	12.79	10.15	26%
Realised piped gas price US (USD/mmbtu)	2.42	2.73	1.66	46%	2.98	1.86	60%

Volumes, Pricing & Revenues
Liquids sales volumes increased compared to the
previous quarter and against the first nine months of
previous year due to higher third party volumes.
Gas sales volumes increased compared both to the
previous quarter and against the first nine months of
previous year mostly explained by higher Equinor
international gas production.
Power generation has increased compared to the
previous quarter due to seasonality and at similar
levels when compared to the first nine months of
previous year.
The realised European piped gas price decreased
compared to the previous quarter due to weak gas
demand across Asia and Europe, combined with
growing LNG supplies. Compared to the same
quarter last year, the realised European piped gas
prices remained at similar levels.
The realised piped gas price in the US decreased
versus the previous quarter due to higher storage
levels and lower demand. Compared to the same
quarter last year, realised US gas price increased
due to lower storage levels and incremental LNG
export capacity.
Financial Results
In the third quarter of 2025, onshore plants were the
main contributor to net operating income, which was
positively impacted by a net effect of USD 283
million from impairment reversals. Optimisation of
piped gas trading in Europe and trading of US Gas
and LNG also contributed positively to net operating
income for the quarter, despite operational issues at
Hammerfest. The result from Crude, Products and
Liquids was weak during the third quarter, negatively
affected by losses on hedging of shipping contracts
and weak speculative trading.
Net operating income increased compared to
previous quarter, driven mainly by impairment
reversal of refining assets and higher refining
margin. This was partially offset by losses on
hedging of shipping contracts and weaker
speculative trading results.
During the first nine months of 2025, net operating
income was lower than the same period last year
mostly explained by reduced margins in gas, LNG
and liquids trading.
Equinor third quarter 2025

18	Renewables	PRESS RELEASE	THIRD QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Renewables

Financial information	Quarters			Change	First nine months
(unaudited, in USD million)	Q3 2025	Q2 2025	Q3 2024	Q3 on Q3	2025	2024	Change

Revenues third party, other revenue and other income	42	36	26	61%	58	67	(14)%
Net income/(loss) from equity accounted investments	(9)	31	7	N/A	44	75	(41)%
Total revenues and other income	34	67	33	1%	102	142	(28)%
Purchases	(7)	—	—	N/A	(7)	—	N/A
Operating and administrative expenses	(70)	(101)	(144)	(51)%	(278)	(538)	(48)%
Depreciation, amortisation and net impairments	(15)	(968)	(55)	(72)%	(1,136)	(81)	>100%
Total operating expenses	(92)	(1,069)	(199)	(54)%	(1,421)	(618)	>100%
Net operating income/(loss)	(59)	(1,002)	(166)	(65)%	(1,319)	(476)	>100%

Additions to PP&E, intangibles and equity accounted investments	773	718	361	>100%	2,271	1,593	43%

Operational information	Quarters			Change	First nine months
Renewables	Q3 2025	Q2 2025	Q3 2024	Q3 on Q3	2025	2024	Change

Renewables power generation (TWh) Equinor share	0.88	0.78	0.65	36%	2.37	2.02	17%
Power generation
Total power generation increased in both the third
quarter and the first nine months of 2025 compared
to the same periods in 2024, mainly reflecting higher
production from Dogger Bank A and the addition of
new onshore capacity. In the third quarter of 2025,
total power generation amounted to 0.88 TWh,
comprising 0.47 TWh from offshore wind farms and
0.41 TWh from onshore renewables.
For the first nine months of 2025, total power
generation reached 2.37 TWh, including 1.20 TWh
from offshore wind and 1.17 TWh from onshore
assets. Offshore wind power generation was
primarily driven by production from Dudgeon,
Sheringham Shoal, and Dogger Bank A, while
onshore volumes mainly came from plants in Brazil
and a new onshore acquisition in Sweden.
Total revenues and other income
Total revenues and other income remained stable in
the third quarter compared to the same period last
year. For the first nine months, total revenues and
other income decreased compared to the same
periods last year. The decline primarily reflects lower
contributions from equity accounted investments,
driven by increased early-phase project development
costs, while revenues from operated activities
remained broadly stable.
Operating expenses and financial results
Operating and administrative expenses decreased
compared to both the same quarter last year and the
first nine months of 2024. The reduction mainly
reflects lower activity in development projects and
lower business development costs following the
completion of early-phase project work. The first nine
months of 2024 also included a USD 147 million net
loss resulting from an asset swap transaction with
bp.
Depreciation, amortisation and net impairments
increased for the first nine months of 2025, driven by
a USD 955 million impairment loss for Empire Wind
1/South Brooklyn Marine Terminal project under
construction and for the undeveloped Empire Wind 2
lease. This impairment primarily reflected reduced
expected synergies from future offshore wind
projects resulting from regulatory changes and
increased exposure to tariffs, which impacted the
project economics negatively in the second quarter.
The decrease in the third quarter primarily reflects
the absence of a USD 50 million impairment charge
related to an offshore wind asset recorded in the
prior year quarter.
In the third quarter of 2025, USD 29 million of
additions to PP&E, intangibles, and equity accounted
investments related to onshore renewables and USD
744 million related to offshore wind projects. The
offshore additions primarily reflect continued
investments in projects in the US and Europe.
Equinor third quarter 2025

19	PRESS RELEASE	THIRD QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Condensed interim financial statements and notes
Equinor third quarter 2025

20	Condensed Interim financial statements and notes	PRESS RELEASE	THIRD QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
CONSOLIDATED STATEMENT OF INCOME

		Quarters			First nine months				Quarters			First nine months
(unaudited, in USD million)	Note	Q3 2025	Q2 2025	Q3 2024	2025	2024	(unaudited, in USD million)	Note	Q3 2025	Q2 2025	Q3 2024	2025	2024

Revenues	4	26,017	25,130	25,416	80,531	75,967	Interest income and other financial income		265	303	460	903	1,515
Net income/(loss) from equity accounted investments		(16)	9	(1)	6	43	Interest expenses and other financial expenses		(366)	(351)	(370)	(1,042)	(1,181)
Other income		48	6	31	578	110	Other financial items		(503)	86	275	(409)	272

Total revenues and other income	2	26,049	25,145	25,446	81,115	76,120	Net financial items	5	(604)	37	365	(548)	606

Purchases [net of inventory variation]		(13,917)	(12,739)	(13,104)	(42,100)	(37,171)	Income/(loss) before tax		4,666	5,759	7,271	19,318	22,798
Operating expenses	3	(3,055)	(2,752)	(2,518)	(8,650)	(7,909)
Selling, general and administrative expenses		(258)	(329)	(304)	(910)	(994)	Income tax	6	(4,870)	(4,441)	(4,986)	(15,574)	(15,969)
Depreciation, amortisation and net impairments	2	(3,297)	(3,422)	(2,318)	(9,029)	(7,011)
Exploration expenses		(252)	(183)	(296)	(562)	(841)	Net income/(loss)		(204)	1,317	2,285	3,744	6,830

Total operating expenses	2	(20,779)	(19,424)	(18,541)	(61,250)	(53,927)	Attributable to equity holders of the company		(210)	1,313	2,282	3,729	6,810
							Attributable to non-controlling interests		7	5	3	15	19
Net operating income/(loss)	2	5,270	5,721	6,905	19,866	22,192
							Basic earnings per share (in USD)		(0.08)	0.50	0.83	1.42	2.39
							Diluted earnings per share (in USD)		(0.08)	0.50	0.82	1.42	2.39
							Weighted average number of ordinary shares outstanding (in millions)		2,527	2,622	2,760	2,622	2,849
							Weighted average number of ordinary shares outstanding diluted (in millions)		2,535	2,629	2,767	2,629	2,855

Equinor third quarter 2025

21	Condensed Interim financial statements and notes	PRESS RELEASE	THIRD QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
Åsgard B, Norway

	Quarters			First nine months
(unaudited, in USD million)	Q3 2025	Q2 2025	Q3 2024	2025	2024

Net income/(loss)	(204)	1,317	2,285	3,744	6,830

Actuarial gains/(losses) on defined benefit pension plans	306	(187)	(98)	5	489
Income tax effect on income and expenses recognised in OCI1)	(67)	44	24	7	(107)
Items that will not be reclassified to the Consolidated statement of income	240	(144)	(74)	12	382

Foreign currency translation effects	(78)	1,472	972	2,696	36
Share of OCI from equity accounted investments	10	(37)	(48)	7	(43)
Items that may be subsequently reclassified to the Consolidated statement of income	(68)	1,436	925	2,702	(7)

Other comprehensive income/(loss)	171	1,292	850	2,714	375

Total comprehensive income/(loss)	(32)	2,609	3,135	6,458	7,204

Attributable to the equity holders of the company	(39)	2,604	3,132	6,443	7,185
Attributable to non-controlling interests	7	5	3	15	19

1)Other comprehensive income (OCI).
Equinor third quarter 2025

22	Condensed Interim financial statements and notes	PRESS RELEASE	THIRD QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
CONSOLIDATED BALANCE SHEET

		At 30 September	At 31 December
(in USD million)	Note	2025 (unaudited)	2024 (audited)

ASSETS
Property, plant and equipment	2	59,961	55,560
Intangible assets	3	6,420	5,654
Equity accounted investments		2,848	2,471
Deferred tax assets		5,039	4,900
Pension assets		2,165	1,717
Derivative financial instruments		812	648
Financial investments		4,939	5,616
Prepayments and financial receivables		1,509	1,379

Total non-current assets		83,694	77,946

Inventories		3,736	4,031
Trade and other receivables		10,366	13,590
Prepayments and financial receivables1) 2)		4,284	6,084
Derivative financial instruments		672	1,024
Financial investments	5	14,276	15,335
Cash and cash equivalents1)		8,114	5,903

Total current assets		41,448	45,967

Assets classified as held for sale	3	10,704	7,227

Total assets		135,846	131,141

1) Restated for 2024. For more information see note 1 Organisation and basis of preparation.
2) Includes collateral deposits of USD 1.5 billion for 30 September 2025 related to certain requirements set out by exchanges where Equinor is participating. The corresponding figure for 31 December 2024 is USD 2.2 billion.

		At 30 September	At 31 December
(in USD million)	Note	2025 (unaudited)	2024 (audited)

EQUITY AND LIABILITIES
Shareholders' equity		40,526	42,342
Non-controlling interests		67	38

Total equity		40,592	42,380

Finance debt	5	22,903	19,361
Lease liabilities		2,168	2,261
Deferred tax liabilities		14,997	12,726
Pension liabilities		4,257	3,482
Provision and other liabilities	7	14,600	12,927
Derivative financial instruments		1,122	1,958

Total non-current liabilities		60,047	52,715

Trade and other payables		10,429	11,110
Provisions and other liabilities		3,376	2,384
Current tax payable		12,661	10,319
Finance debt	5	4,762	7,223
Lease liabilities		1,121	1,249
Dividends payable		930	1,906
Derivative financial instruments		444	833

Total current liabilities		33,722	35,023

Liabilities directly associated with the assets classified for sale	3	1,484	1,023

Total liabilities		95,253	88,761

Total equity and liabilities		135,846	131,141
Equinor third quarter 2025

23	Condensed Interim financial statements and notes	PRESS RELEASE	THIRD QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in USD million)	Share capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	OCI from equity accounted investments	Shareholders' equity	Non-controlling interests	Total equity

At 1 January 2024	1,101	—	56,521	(9,442)	310	48,490	10	48,500
Net income/(loss)			6,810			6,810	19	6,830
Other comprehensive income/(loss)			382	36	(43)	375		375
Total comprehensive income/(loss)						7,185	19	7,204
Dividends			(5,900)			(5,900)		(5,900)
Share buy-back	(49)	11	(5,370)			(5,408)		(5,408)
Other equity transactions		(11)	(4)			(15)	3	(12)

At 30 September 2024	1,052	—	52,439	(9,406)	267	44,352	33	44,385

At 1 January 2025	1,052	—	52,407	(11,385)	268	42,342	38	42,380
Net income/(loss)			3,729			3,729	15	3,744
Other comprehensive income/(loss)			12	2,696	7	2,714		2,714
Total comprehensive income/(loss)						6,443	15	6,458
Dividends			(2,865)			(2,865)		(2,865)
Share buy-back1)	(56)	—	(5,317)			(5,373)		(5,373)
Other equity transactions		—	(21)			(21)	15	(7)

At 30 September 2025	995	—	47,945	(8,689)	275	40,526	67	40,592

1)For more information see note 8 Capital distribution
Equinor third quarter 2025

24	Condensed Interim financial statements and notes	PRESS RELEASE	THIRD QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
CONSOLIDATED STATEMENT OF CASH FLOWS

		Quarters			First nine months
(unaudited, in USD million)	Note	Q3 2025	Q2 2025	Q3 2024	2025	2024

Income/(loss) before tax		4,666	5,759	7,271	19,318	22,798

Depreciation, amortisation and net impairments, including exploration write-offs		3,369	3,427	2,327	9,107	7,099
(Gains)/losses on foreign currency transactions and balances	5	(72)	177	243	129	133
(Gains)/losses on sale of assets and businesses	3	(12)	(12)	—	(524)	118
(Increase)/decrease in other items related to operating activities		938	(537)	(615)	1	(2,234)
(Increase)/decrease in net derivative financial instruments		(69)	(157)	(272)	(241)	(8)
Cash collaterals for commodity derivative transactions1)		44	347	(563)	509	(246)
Interest received		327	395	419	987	1,380
Interest paid		(93)	(231)	(139)	(401)	(617)

Cash flow provided by operating activities before taxes paid and working capital items		9,098	9,167	8,670	28,885	28,424

Taxes paid		(3,764)	(7,229)	(2,986)	(14,219)	(14,685)

(Increase)/decrease in working capital		1,012	540	810	3,199	3,704

Cash flows provided by operating activities		6,346	2,477	6,495	17,865	17,443

Cash (used)/received in business combinations	3	—	—	—	(26)	(467)
Capital expenditures and investments	3	(3,420)	(3,401)	(3,098)	(9,848)	(8,531)
(Increase)/decrease in financial investments		617	3,916	1,376	3,154	6,069
(Increase)/decrease in derivative financial instruments		(106)	191	(13)	296	40
(Increase)/decrease in other interest-bearing items		170	(166)	(69)	126	(562)
Proceeds from sale of assets and businesses	3	—	340	6	424	115

Cash flows provided by/(used in) investing activities		(2,739)	880	(1,798)	(5,874)	(3,337)

		Quarters			First nine months
(unaudited, in USD million)	Note	Q3 2025	Q2 2025	Q3 2024	2025	2024

New finance debt	5	556	2,135	—	4,198	—
Repayment of finance debt		(766)	(1,255)	(190)	(2,021)	(2,090)
Repayment of lease liabilities		(393)	(379)	(367)	(1,136)	(1,115)
Dividends paid		(938)	(1,024)	(1,944)	(3,873)	(6,665)
Share buy-back		(4,712)	(265)	(4,564)	(5,527)	(5,511)
Net current finance debt and other financing activities		1,269	(691)	1,069	(1,734)	(558)

Cash flows provided by/(used in) financing activities		(4,983)	(1,480)	(5,996)	(10,092)	(15,938)

Net increase/(decrease) in cash and cash equivalents		(1,375)	1,878	(1,300)	1,898	(1,832)

Effect of exchange rate changes in cash and cash equivalents		45	191	98	306	(54)
Cash and cash equivalents at the beginning of the period1)		9,437	7,368	7,386	5,903	8,070

Cash and cash equivalents at the end of the period1)		8,107	9,437	6,184	8,107	6,184

1) As from the first quarter 2025, cash flows related to collaterals for commodity derivative transactions are presented on a separate line within operating activities, Cash collaterals for commodity derivative transactions. In previous periods, these were included as part of Cash and cash equivalents. Comparative figures have been restated accordingly. See the restatement table in note 1 Organisation and basis of preparation.

Equinor third quarter 2025

25	Condensed Interim financial statements and notes	PRESS RELEASE	THIRD QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS
Note 1. Organisation and basis of preparation
Organisation and principal activities
Equinor Group (Equinor) consists of Equinor ASA
and its subsidiaries. Equinor ASA is incorporated and
domiciled in Norway and listed on the Oslo Børs
(Norway) and the New York Stock Exchange (USA).
The registered office address is Forusbeen 50,
N-4035, Stavanger, Norway.
The objective of Equinor is to develop, produce and
market various forms of energy and derived products
and services, as well as other businesses. The
activities may also be carried out through
participation in or cooperation with other companies.
Equinor Energy AS, a 100% owned operating
subsidiary of Equinor ASA and owner of all of
Equinor's oil and gas activities and net assets on the
Norwegian continental shelf, is a co-obligor or
guarantor of certain debt obligations of Equinor ASA.
Equinor's condensed interim financial statements for
the third quarter of 2025 were authorised for issue by
the board of directors on 28 October 2025.
Basis of preparation
These condensed interim financial statements are
prepared in accordance with IAS 34 Interim Financial
Reporting as issued by the International Accounting
Standards Board (IASB) and as adopted by the
European Union (EU). The condensed interim
financial statements do not include all the
information and disclosures required by IFRS®
Accounting Standards for a complete set of financial
statements and should be read in conjunction with
the Consolidated annual financial statements for
2024. IFRS Accounting Standards as adopted by the
EU differs in certain respects from IFRS Accounting
Standards as issued by the IASB, however the
differences do not impact Equinor's financial
statements for the periods presented.
Certain amounts in the comparable years have been
reclassified to conform to current year presentation.
As a result of rounding differences, numbers or
percentages may not add up to the total.
The condensed interim financial statements are
unaudited.
Accounting policies
Except as described in section ‘Change in
accounting policy’ below, the accounting policies
applied in the preparation of the condensed interim
financial statements are consistent with those
applied in the preparation of Equinor’s consolidated
annual financial statements as at, and for the year
ended,
31 December 2024.
A description of the material accounting policies is
included in Equinor’s consolidated annual financial
statements for 2024. When determining fair value,
there have been no changes to the valuation
techniques or models and Equinor applies the same
sources of input and the same criteria for
categorisation in the fair value hierarchy as disclosed
in the Consolidated annual financial statements for
2024.
For information about IFRS Accounting Standards,
amendments to IFRS Accounting Standards and
IFRIC® Interpretations effective from 1 January
2025, that could affect the consolidated financial
statements, please refer to note 2 in Equinor’s
consolidated annual financial statements for 2024.
None of the amendments to IFRS Accounting
Standards effective from 1 January 2025 has had a
significant impact on the condensed interim financial
statements. Equinor has not early adopted any IFRS
Accounting Standards, amendments to IFRS
Accounting Standards or IFRIC Interpretations
issued but not yet effective.
Change in accounting policy
With effect from Q1 2025, Equinor has changed the
classification of cash collaterals for commodity
derivative transactions in the Consolidated balance
sheet from Cash and cash equivalents to
Prepayments and financial receivables (current),
with no impact on Total current assets. These
collateral deposits are related to certain
requirements set out by exchanges where Equinor is
participating and have previously been referred to as
restricted cash and cash equivalents. The
reclassification is intended to better reflect the nature
and purpose of the collateral deposits and to provide
more relevant information to stakeholders.
The change also affects the presentation in the
Consolidated statement of cash flows. With effect
from Q1 2025, the cash flows related to these
collateral deposits are included within Cash flows
provided by operating activities on a new line-item
named Cash collaterals for commodity derivative
transactions.
The change has been retrospectively applied to
comparative periods for consistency and
comparability. The comparative numbers are
restated in tables below.
Use of judgements and estimates
The preparation of financial statements in conformity
with IFRS Accounting Standards requires
management to make judgments, estimates and
assumptions that affect the application of accounting
policies and the reported amounts of assets,
liabilities, income and expenses. The estimates and
associated assumptions are reviewed on an on-
going basis and are based on historical experience
and various other factors that are believed to be
reasonable under the circumstances. These
estimates and assumptions form the basis for
making the judgments about carrying values of
assets and liabilities that are not readily apparent
from other sources. Actual results may differ from
these estimates. Please refer to
note 2 in Equinor’s consolidated annual financial
statements for 2024 for more information about
accounting judgement and key sources of estimation
uncertainty. Management’s future commodity price
assumptions applied in impairment and impairment
reversal assessments based on value in use were
updated with effect from the third quarter 2025. For
information on related impairments and reversals,
please refer to note 2 Segments. For impairments of
assets held for sale measured at fair value, please
see note 3 Acquisitions and disposals in this report.
Equinor third quarter 2025

26	Condensed Interim financial statements and notes	PRESS RELEASE	THIRD QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

Consolidated balance sheet	At 31 December 2024		At 31 December 2023/ 1 January 2024
(in USD million)	As reported	Restated	As reported	Restated
Cash and cash equivalents	8,120	5,903	9,641	8,070
Prepayments and financial receivables	3,867	6,084	3,729	5,300
Sum	11,987	11,987	13,370	13,370

Consolidated Statement of Cash Flows	Q1 2024		Q2 2024		First six months 2024		Q3 2024		First nine months 2024		Q4 2024		Full year 2024
(in USD million)	As reported	Restated	As reported	Restated	As reported	Restated	As reported	Restated	As reported	Restated	As reported	Restated	As reported	Restated
Cash collaterals for commodity derivative transactions	—	117	—	200	—	317	—	(563)	—	(246)	—	(399)	—	(645)
Cash flow provided by operating activities before taxes paid and working capital items	9,689	9,806	9,748	9,948	19,437	19,754	9,233	8,670	28,670	28,424	9,813	9,414	38,483	37,838
Cash flows provided by operating activities	9,021	9,138	1,611	1,811	10,632	10,948	7,057	6,495	17,689	17,443	2,421	2,022	20,110	19,465
Cash and cash equivalents at the beginning of the period (net of overdraft)	9,641	8,070	9,682	8,227	9,641	8,070	8,641	7,386	9,641	8,070	8,002	6,184	9,641	8,070
Cash and cash equivalents at the end of the period (net of overdraft)	9,682	8,227	8,641	7,386	8,641	7,386	8,002	6,184	8,002	6,184	8,120	5,903	8,120	5,903

Consolidated Statement of Cash Flows	Q1 2023		Q2 2023		First six months 2023		Q3 2023		First nine months 2023		Q4 2023		Full year 2023
(in USD million)	As reported	Restated	As reported	Restated	As reported	Restated	As reported	Restated	As reported	Restated	As reported	Restated	As reported	Restated
Cash collaterals for commodity derivative transactions	—	3,678	—	426	—	4,103	—	(245)	—	3,858	—	698	—	4,556
Cash flow provided by operating activities before taxes paid and working capital items	15,305	18,982	10,485	10,910	25,789	29,893	11,336	11,091	37,126	40,984	10,890	11,588	48,016	52,572
Cash flows provided by operating activities	14,871	18,548	1,857	2,283	16,728	20,831	5,236	4,992	21,965	25,823	2,736	3,434	24,701	29,257
Cash and cash equivalents at the beginning of the period (net of overdraft)	15,579	9,451	17,380	14,930	15,579	9,451	19,650	17,626	15,579	9,451	14,420	12,151	15,579	9,451
Cash and cash equivalents at the end of the period (net of overdraft)	17,380	14,930	19,650	17,626	19,650	17,626	14,420	12,151	14,420	12,151	9,641	8,070	9,641	8,070
Equinor third quarter 2025

27	Condensed Interim financial statements and notes	PRESS RELEASE	THIRD QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Note 2. Segments
Equinor’s operations are managed through operating segments identified on the basis of those components of Equinor that are regularly reviewed by the chief operating decision maker, Equinor's Corporate Executive Officer (CEO). The reportable segments
Exploration & Production Norway (E&P Norway), Exploration & Production International
(E&P International), Exploration & Production USA (E&P USA), Marketing, Midstream &
Processing (MMP) and Renewables (REN) correspond to the operating segments. The operating segments Projects, Drilling & Procurement (PDP), Technology, Digital &
Innovation (TDI) and Corporate staff and functions are aggregated into the reportable segment Other based on materiality. The majority of the costs in PDP and TDI is allocated to the three Exploration & Production segments, MMP and REN.
The accounting policies of the reporting segments equal those applied in these condensed interim financial statements, except for the line-item Additions to PP&E, intangibles and equity accounted investments in which movements related to changes in asset retirement obligations are excluded. Further, provisions for onerous contracts reflect only obligations towards group external parties. The measurement basis of segment profit is net operating income/(loss). Deferred tax assets, pension assets, non-current financial assets, total current assets and total liabilities are not allocated to the segments. Transactions between the segments, mainly from the sale of crude oil, gas, and related products, are performed at defined internal prices which have been derived from market prices. The transactions are eliminated upon consolidation.
Net impairments
Net impairments in E&P USA in the third quarter relates to Equinor's offshore producing assets in the Gulf of America, following reduced production estimates, increased cost estimates, and lower future Brent price assumptions (75 USD/bbl during 2030-2040).
The net impairment reversal in MMP mainly relates to increased refinery margin assumptions combined with extended economic lifetime of the relevant asset. For information about net impairments in E&P International, see note 3 Acquisitions and disposals.
In the second quarter of 2025, Equinor recognised net impairments in the REN segment related to Equinor’s offshore wind projects on the US North East Coast.
Regulatory changes leading to reduced expected synergies from future offshore wind projects and increased exposure to tariffs impacted the project economics for the combined cash generating unit encompassing Empire Wind 1 (EW1) and South
Brooklyn Marine Terminal (SBMT) negatively, as well as the undeveloped Empire Wind
2 project. The impairment test employed a value in use methodology with a 3% real post-tax discount rate, and the total carrying amount after impairment was USD 2.3
Northern lights, Norway
billion.
Equinor third quarter 2025

28	Condensed Interim financial statements and notes	PRESS RELEASE	THIRD QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

Third quarter 2025
(in USD million)	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total Group
Revenues third party	77	125	57	25,719	16	24	—	26,017
Revenues and other income inter-segment	8,212	1,169	957	28	11	8	(10,386)	—
Net income/(loss) from equity accounted investments	—	—	—	(1)	(9)	(6)	—	(16)
Other income	(11)	22	—	8	15	14	—	48
Total revenues and other income	8,278	1,315	1,014	25,753	34	40	(10,386)	26,049
Purchases [net of inventory variation]	—	(38)	—	(23,988)	(7)	—	10,115	(13,917)
Operating, selling, general and administrative expenses	(926)	(532)	(569)	(1,323)	(70)	(74)	182	(3,312)
Depreciation and amortisation	(1,602)	(269)	(405)	(217)	(13)	(38)	—	(2,543)
Net impairment (losses)/reversals	—	(650)	(385)	283	(3)	—	—	(754)
Exploration expenses	(132)	(80)	(39)	—	—	—	—	(252)
Total operating expenses	(2,660)	(1,569)	(1,398)	(25,244)	(92)	(112)	10,297	(20,779)
Net operating income/(loss)	5,618	(254)	(384)	509	(59)	(71)	(89)	5,270
Additions to PP&E, intangibles and equity accounted investments	1,557	695	314	307	773	34	—	3,679

Balance sheet information
Equity accounted investments	4	—	—	714	1,933	196	—	2,848
Non-current segment assets	32,490	12,772	11,925	3,825	4,487	883	—	66,381
Non-current assets not allocated to segments								14,464
Total non-current assets (excl. assets classified as held for sale)								83,694
Equinor third quarter 2025

29	Condensed Interim financial statements and notes	PRESS RELEASE	THIRD QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

Second quarter 2025
(in USD million)	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total Group
Revenues third party	75	155	61	24,795	22	23	—	25,130
Revenues and other income inter-segment	8,165	1,191	980	25	5	8	(10,374)	—
Net income/(loss) from equity accounted investments	—	—	—	(21)	31	(1)	—	9
Other income	(4)	2	—	—	9	—	—	6
Total revenues and other income	8,236	1,348	1,040	24,798	67	31	(10,374)	25,145
Purchases [net of inventory variation]	1	(67)	—	(23,055)	—	—	10,383	(12,739)
Operating, selling, general and administrative expenses	(1,077)	(504)	(306)	(1,182)	(101)	(33)	121	(3,081)
Depreciation and amortisation	(1,338)	(310)	(536)	(232)	(12)	(38)	—	(2,466)
Net impairment (losses)/reversals	—	—	—	—	(955)	—	—	(955)
Exploration expenses	(115)	(51)	(16)	—	—	—	—	(183)
Total operating expenses	(2,530)	(932)	(858)	(24,469)	(1,069)	(70)	10,504	(19,424)
Net operating income/(loss)	5,706	415	183	329	(1,002)	(40)	130	5,721
Additions to PP&E, intangibles and equity accounted investments	1,674	622	294	254	718	15	—	3,577
Equinor third quarter 2025

30	Condensed Interim financial statements and notes	PRESS RELEASE	THIRD QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

Third quarter 2024
(in USD million)	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total Group
Revenues third party	63	126	62	25,133	21	13	—	25,416
Revenues and other income inter-segment	7,988	1,467	881	83	6	8	(10,433)	—
Net income/(loss) from equity accounted investments	—	3	—	(11)	7	—	—	(1)
Other income	31	—	—	—	—	—	—	31
Total revenues and other income	8,081	1,597	943	25,204	33	20	(10,433)	25,446
Purchases [net of inventory variation]	—	11	—	(23,440)	—	—	10,325	(13,104)
Operating, selling, general and administrative expenses	(871)	(519)	(314)	(1,136)	(144)	(17)	179	(2,822)
Depreciation and amortisation	(1,193)	(544)	(408)	(243)	(2)	(34)	—	(2,424)
Net impairment (losses)/reversals	—	—	—	158	(53)	—	—	106
Exploration expenses	(143)	(138)	(15)	—	—	—	—	(296)
Total operating expenses	(2,207)	(1,190)	(737)	(24,660)	(199)	(52)	10,504	(18,541)
Net operating income/(loss)	5,875	407	207	544	(166)	(31)	71	6,905
Additions to PP&E, intangibles and equity accounted investments	1,462	760	330	185	361	41	—	3,141
Equinor third quarter 2025

31	Condensed Interim financial statements and notes	PRESS RELEASE	THIRD QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

First nine months 2025
(in USD million)	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total Group
Revenues third party	210	433	181	79,579	56	72	—	80,531
Revenues and other income inter-segment	25,861	3,724	3,070	66	22	24	(32,766)	—
Net income/(loss) from equity accounted investments	—	—	—	(31)	44	(7)	—	6
Other income	496	77	—	9	(20)	16	—	578
Total revenues and other income	26,567	4,234	3,251	79,623	102	105	(32,766)	81,115
Purchases [net of inventory variation]	—	(102)	—	(74,450)	(7)	(1)	32,460	(42,100)
Operating, selling, general and administrative expenses	(2,894)	(1,603)	(1,186)	(3,858)	(278)	(156)	416	(9,560)
Depreciation and amortisation	(4,067)	(974)	(1,311)	(676)	(33)	(113)	—	(7,174)
Net impairment (losses)/reversals	—	(650)	(385)	283	(1,103)	—	—	(1,854)
Exploration expenses	(338)	(164)	(60)	—	—	—	—	(562)
Total operating expenses	(7,299)	(3,493)	(2,941)	(78,701)	(1,421)	(270)	32,876	(61,250)
Net operating income/(loss)	19,268	741	310	922	(1,319)	(165)	109	19,866
Additions to PP&E, intangibles and equity accounted investments	5,640	2,078	915	768	2,271	79	—	11,752
Equinor third quarter 2025

32	Condensed Interim financial statements and notes	PRESS RELEASE	THIRD QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

First nine months 2024
(in USD million)	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total Group
Revenues third party	178	471	202	75,000	53	64	—	75,967
Revenues and other income inter-segment	24,143	4,680	2,768	261	15	24	(31,890)	—
Net income/(loss) from equity accounted investments	—	11	—	(42)	75	—	—	43
Other income	65	(1)	30	—	—	16	—	110
Total revenues and other income	24,386	5,160	2,999	75,218	142	104	(31,890)	76,120
Purchases [net of inventory variation]	—	21	—	(68,614)	—	—	31,421	(37,171)
Operating, selling, general and administrative expenses	(2,718)	(1,496)	(885)	(3,741)	(538)	(96)	571	(8,903)
Depreciation and amortisation	(3,572)	(1,526)	(1,199)	(712)	(26)	(105)	—	(7,140)
Net impairment (losses)/reversals	—	—	—	191	(55)	(7)	—	129
Exploration expenses	(336)	(437)	(68)	—	—	—	—	(841)
Total operating expenses	(6,626)	(3,438)	(2,152)	(72,875)	(618)	(209)	31,992	(53,927)
Net operating income/(loss)	17,760	1,722	847	2,343	(476)	(105)	102	22,192
Additions to PP&E, intangibles and equity accounted investments	4,413	2,295	2,211	585	1,593	183	—	11,281
Equinor third quarter 2025

33	Condensed Interim financial statements and notes	PRESS RELEASE	THIRD QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

Non-current assets by country
	At 30 September	At 31 December
(in USD million)	2025	2024
Norway1)	36,193	30,017
USA	16,058	15,638
Brazil	9,605	11,487
UK	1,720	1,641
Angola	1,205	1,159
Canada	1,002	1,019
Poland	987	644
Argentina	933	822
Denmark	885	770
Germany	303	287
Other	339	202
Total non-current assets2)	69,230	63,686
1)Increase is mainly due to weakening of USD versus NOK and acquisitions. For more information on acquisitions please see note 3.
2)Excluding deferred tax assets, pension assets and non-current financial assets. Non-current assets are attributed to country of operations.

Note 3. Acquisitions and disposals
Acquisitions and disposals
Swap with Petoro in the Haltenbanken area
On 1 January 2025, Equinor closed a transaction with Petoro to swap ownership interests in the Haltenbanken area. Equinor increased its ownership interests primarily in the Heidrun field (from 13.0% to 34.4%) and reduced its interests primarily in the Tyrihans field (from 58.8% to 36.3%) and the Johan Castberg field (from 50.0% to 46.3%).
No cash consideration was involved. The purpose of the transaction was to align ownership interests in the licenses to maximise resource utilisation. The assets acquired and liabilities assumed were recognised in accordance with the principles in IFRS 3 Business Combinations within the E&P Norway segment, mainly as property, plant, and equipment (USD 610 million), goodwill (USD 476 million) and deferred tax liability (USD 381 million). The swap resulted in a gain of USD 491 million, reported as Other Income in the Consolidated statement of income.
Held for sale
Joint venture agreement with Shell in the UK
On 5 December 2024, Equinor and Shell agreed to merge their UK upstream businesses and establish a joint venture, later named Adura. The parties will hold a 50% equity interest each. Selected UK North Sea upstream fields, associated licenses and infrastructure will be transferred by both parties to Adura, including Equinor’s interests in Rosebank, Mariner and Buzzard. The joint venture will be accounted for under the equity method upon completion of the transaction. The majority of the required approvals are obtained, and completion is expected by the end of 2025. The net assets classified as held for sale have been measured at fair value at the end of the third quarter, leading to an impairment of USD 650 million mainly due to an update of expected future commodity price assumptions.. As of 30 September 2025, assets held for sale amounted to USD 7,291 million and liabilities directly associated with the assets held for sale amounted to USD 768 million. Equinor’s UK upstream business is part of the E&P International segment.
Agreement to sell all interests in the Peregrino field in Brazil
On 1 May 2025, Equinor entered into agreements with Prio Tigris Ltda., a subsidiary of PRIO SA, to sell its 60%
operating interest in the Peregrino field in Brazil as part of the ongoing optimisation of Equinor’s international upstream portfolio. The agreements, one for the sale of a 40% interest and transfer of operatorship of Peregrino, and the second for the sale of the remaining 20% interest, are subject to regulatory and legal approvals.
Completion of the transactions is expected within the first half of 2026. As of 30 September 2025, assets held for sale amounted to USD 3,413 million, and liabilities directly associated with the assets held for sale amounted to
USD 717 million. The interests are part of the E&P International segment.
Equinor third quarter 2025

34	Condensed Interim financial statements and notes	PRESS RELEASE	THIRD QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Note 4. Revenues
Revenues from contracts with customers by geographical areas
When attributing the line item Revenues from contracts with customers for the third quarter 2025 to the country of the legal entity executing the sale, Norway and the USA accounted for 78% and 19%, respectively, of such revenues (75% and 22%, respectively, for the second quarter of 2025 and 77% and 20%, respectively, for the third quarter of 2024).
For the first nine months of 2025, Norway and the USA accounted for 77% and 20% of such revenues, respectively
(79% and 19% respectively for the first nine months of 2024). Revenues from contracts with customers are mainly reflecting such revenues from the reporting segment MMP.

Revenues from contracts with customers and other revenues
	Quarters			First nine months
(in USD million)	Q3 2025	Q2 2025	Q3 2024	2025	2024
Crude oil	15,114	13,863	15,017	45,060	44,916
Natural gas	5,722	5,918	5,134	19,231	15,082
- European gas	4,848	4,874	4,247	16,088	12,390
- North American gas	445	477	225	1,474	729
- Other incl. Liquefied natural gas	429	568	662	1,669	1,962
Refined products	2,617	2,374	2,418	7,573	6,686
Natural gas liquids	1,593	1,825	1,804	5,442	5,707
Power	448	357	378	1,479	1,346
Transportation	328	323	300	953	1,056
Other sales	174	108	128	387	304
Revenues from contracts with customers	25,998	24,769	25,178	80,125	75,096
Total other revenues1)	19	361	238	406	871
Revenues	26,017	25,130	25,416	80,531	75,967
1)This item mainly relates to commodity derivatives and change in fair value, less cost to sell, of commodity inventories held for trading purposes.
Note 5. Financial items

	Quarters			First nine months
(in USD million)	Q3 2025	Q2 2025	Q3 2024	2025	2024
Interest income and other financial income	265	303	460	903	1,515
Interest expenses and other financial expenses	(366)	(351)	(370)	(1,042)	(1,181)
Net foreign currency exchange gains/(losses)	72	(177)	(243)	(129)	(133)
Gains/(losses) on financial investments	(552)	113	348	(465)	363
Gains/(losses) other derivative financial instruments	(22)	150	170	185	42
Net financial items	(604)	37	365	(548)	606
In the third quarter of 2025, Equinor confirmed its intention to participate in Ørsted’s DKK 60 billion rights issue, announced on 11 August 2025, to maintain its 10% ownership stake in Ørsted. The net impact of the change in fair value of Equinor’s shares in Ørsted during the third quarter, and the fair value of subscription rights held at the end of the third quarter, represents a loss of around USD 0.4 billion. The subscription of additional shares for USD 0.9 billion has been settled in October.
In the second quarter of 2025, Equinor ASA issued bonds with maturities from 3 to 10 years for a total of USD 1.75 billion. The bonds were issued in USD and are fully and unconditionally guaranteed by Equinor Energy AS.
In the first nine months of 2025, Equinor has drawn on project financing for a total amount of USD 2.4 billion, of which USD 0.6 billion was drawn in the third quarter of 2025. The amounts are included in Finance debt.
Equinor has a US Commercial paper programme available with a limit of USD 5 billion. As of 30 September 2025,
USD 1.7 billion were utilised compared to USD 4.1 billion utilised as of 31 December 2024.
Equinor third quarter 2025

35	Condensed Interim financial statements and notes	PRESS RELEASE	THIRD QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Note 6. Income taxes

	Quarters			First nine months
(in USD million)	Q3 2025	Q2 2025	Q3 2024	2025	2024
Income/(loss) before tax	4,666	5,759	7,271	19,318	22,798
Income tax	(4,870)	(4,441)	(4,986)	(15,574)	(15,969)
Effective tax rate	104.4%	77.1%	68.6%	80.6%	70.0%
The effective reported tax rate of 80.6% for the first nine months of 2025 increased compared to 70.0% in 2024 due to higher share of income from jurisdictions with high tax rates and the extension of the Energy Profits Levy in the
UK. The tax rate is also influenced by the derecognition of deferred tax assets and an impairment related to the joint venture agreement with Shell in the UK, see note 3. The increase was partly offset by currency effects in entities that are taxable in other currencies than the functional currency and the tax exempted gain from the swap with Petoro on the NCS.
The effective tax rate of 104.4% for the third quarter of 2025 increased compared to 68.6% in 2024. The increase was mainly due to higher share of income from jurisdictions with high tax rates. The tax rate is also influenced by the derecognition of deferred tax assets and an impairment related to the joint venture agreement with Shell in the
UK, see note 3. The increase was partly offset by currency effects in entities that are taxable in other currencies than the functional currency.
Note 7. Provisions
Asset retirement obligation
Equinor’s estimated asset retirement obligations (ARO) have increased by approximately USD 2.1 billion to USD
13.1 billion at 30 September 2025 compared to year-end 2024, mainly due to currency effects (USD weakening versus NOK) and increase in estimates.
Equinor third quarter 2025

36	Condensed Interim financial statements and notes	PRESS RELEASE	THIRD QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Note 8. Capital distribution
Dividend for the third quarter 2025
On 28 October 2025, the board of directors resolved to declare a cash dividend for the third quarter of 2025 of USD
0.37 per share. The Equinor shares will trade ex-dividend 16 February 2026 on the Oslo Børs and 17 February for
ADR holders on the New York Stock Exchange. Record date will be 17 February and payment date will be 27
February 2026.
Share buy-back programme 2025
Based on the authorisation from the annual general meeting on 14 May 2025, the board of directors will, on a quarterly basis, decide on share buy-back tranches. The 2025 share buy-back programme is up to USD 5 billion, including shares to be redeemed from the Norwegian state.
During the first six months, Equinor launched the first two tranches of USD 2.465 billion in total of which USD 662 million was acquired in the market in the first six months and USD 152 million was acquired in third quarter. In July
2025, Equinor launched the third tranche of USD 1,265 million including shares to be redeemed from the Norwegian state, and entered into an irrevocable agreement with a third party to purchase shares for USD 418 million in the market. Of this third tranche, shares for USD 299 million have been purchased in the market and settled as of 30
September 2025, whereas USD 418 million have been recognised as reduction in equity. The market execution of the third tranche was completed in October 2025.
On 28 October 2025, the Board of Directors decided to initiate a fourth and final share buy-back tranche of up to USD
1,266 million for 2025, including shares to be redeemed from the Norwegian state. The fourth tranche will start
30 October 2025 and end no later than 2 February 2026.
In order to maintain the Norwegian state’s ownership share in Equinor at 67%, a proportionate share of the second, third and fourth tranche of the 2024 programme as well as the first tranche of the 2025 programme was redeemed and cancelled through a capital reduction by the annual general meeting on 14 May 2025. The Norwegian state’s share of USD 4,141 million (NOK 42.7 billion) following the capital reduction was settled in July 2025. A proportionate share of the second, third and fourth tranche of the 2025 programme will be redeemed and cancelled at the annual general meeting in May 2026.

	First nine months
Equity impact of share buy-back programmes (in USD million)	2025	2024
First tranche	397	396
Second tranche	418	528
Third tranche	418	528
Norwegian state share1)	4,141	3,956
Total	5,373	5,408
1)Relates to second to fourth tranche of previous year programme and first tranche of current year programme
Note 9. Geopolitical and market uncertainty
Geopolitical and market uncertainty
The geopolitical and macroeconomic uncertainty relating to announcements and policy updates in the US regarding international trade continue to prevail throughout 2025. As the policy changes, both substance and duration, are developing, so are the implications for economic growth, demand for energy, supply costs, inflation, interest rates and foreign exchange rates. Equinor is affected by the global macroeconomic conditions, which in turn affect our financial performance. Given the current uncertainty, potential developments could unfold in various directions. Equinor is actively assessing the impact of these uncertainties; however, the resulting operational and economic effects on the company cannot fully be determined at this time.
Equinor third quarter 2025

37	PRESS RELEASE	THIRD QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Supplementary disclosures
Equinor third quarter 2025

38	Supplementary disclosures	PRESS RELEASE	THIRD QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Supplementary disclosures
Exchange rates

	Quarters			Change	First nine months
Exchange rates	Q3 2025	Q2 2025	Q3 2024	Q3 on Q3	2025	2024	Change

USD/NOK average daily exchange rate	10.0995	10.2974	10.7107	(6)%	10.4896	10.6549	(2)%
EUR/USD average daily exchange rate	1.1680	1.1334	1.0982	6%	1.1162	1.0872	3%

	Quarters			Change	First nine months	Full year
	Q3 2025	Q2 2025	Q3 2024	Q3 on Q3	2025	2024	Change

USD/NOK period-end exchange rate	9.9877	10.0977	10.5078	(5)%	9.9877	10.5078	(5)%
EUR/USD period-end exchange rate	1.1741	1.1720	1.1196	0%	1.1741	1.1196	0%
Equinor third quarter 2025

39	Supplementary disclosures	PRESS RELEASE	THIRD QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Use and reconciliation of Non-GAAP financial
measures
Non-GAAP financial measures are defined as
numerical measures that either exclude or include
amounts that are not excluded or included in the
comparable measures calculated and presented in
accordance with GAAP (i.e., IFRS Accounting
Standards in the case of Equinor). The following
financial measures included in this report may be
considered non-GAAP financial measures:
Net debt to capital employed ratio – In Equinor’s
view, net debt ratios provide a more informative
picture of Equinor’s financial strength than gross
interest-bearing financial debt. Three different net
debt to capital ratios are presented in this report: 1)
net debt to capital employed, 2) net debt to capital
employed adjusted, including lease liabilities, and 3)
net debt to capital employed adjusted. These
calculations are all based on Equinor’s gross
interest-bearing financial liabilities as recorded in the
Consolidated balance sheet and exclude cash, cash
equivalents and current financial investments.
The following adjustments are made in calculating
the net debt to capital employed adjusted, including
lease liabilities ratio and the net debt to capital
employed adjusted ratio: financial investments held
in Equinor Insurance AS (classified as Current
financial investments in the Consolidated balance
sheet) are treated as non-cash and excluded from
the calculation of these non-GAAP measures, as
these investments are not readily available for the
group to meet short term commitments. These
adjustments result in a higher net debt figure and in
Equinor’s view provides a more prudent measure of
the net debt to capital employed ratio than would be
the case without such exclusions. Additionally, lease
liabilities are further excluded in calculating the net
debt to capital employed adjusted ratio. The table
Calculation of capital employed and net debt to
capital employed ratio later in this report details the
calculations for these non-GAAP measures and
reconciles them with the most directly comparable
IFRS Accounting Standards financial measure or
measures.
Organic capital expenditures (organic
investments/capex) – Capital expenditures is defined
as Additions to PP&E, intangibles and equity
accounted investments, which excludes assets held
for sale, as presented in note 2 Segments to the
Condensed interim financial statements. Organic
capital expenditures are capital expenditures
excluding expenditures related to acquisitions,
leased assets and other investments with
significantly different cash flow patterns. Equinor
believes this measure gives stakeholders relevant
information to understand the company’s
investments in maintaining and developing its
assets. Forward-looking organic capital expenditures
included in this report are not reconcilable to its most
directly comparable IFRS Accounting Standards
measure without unreasonable efforts, because the
amounts excluded from such IFRS Accounting
Standards measure to determine organic capital
expenditures cannot be predicted with reasonable
certainty.
Cash flows from operations after taxes paid
(CFFO after taxes paid) represents, and is used by
management, to evaluate cash generated from
operating activities after taxes paid, which is
available for investing activities, debt servicing and
distribution to shareholders. Cash flows from
operations after taxes paid is not a measure of our
liquidity under IFRS Accounting Standards and
should not be considered in isolation or as a
substitute for an analysis of our results as reported in
this report. Our definition of Cash flows from
operations after taxes paid is limited and does not
represent residual cash flows available for
discretionary expenditures. The table Calculation of
CFFO after taxes paid and net cash flow later in this
report provides a reconciliation of Cash flows from
operations after taxes paid to its most directly
comparable IFRS Accounting Standards measure,
Cash flows provided by operating activities before
taxes paid and working capital items, as of the
specified dates.
Net cash flow before capital distribution - Net
cash flow before capital distribution represents, and
is used by management to evaluate, cash generated
from operational and investing activities available for
debt servicing and distribution to shareholders. Net
cash flow before capital distribution is not a measure
of our liquidity under IFRS Accounting Standards
and should not be considered in isolation or as a
substitute for an analysis of our results as reported in
this report. Our definition of Net cash flow before
capital distribution is limited and does not represent
residual cash flows available for discretionary
expenditures. The table Calculation of CFFO after
taxes paid and net cash flow later in this report
provides a reconciliation of Net cash flow before
capital distribution to its most directly comparable
IFRS Accounting Standards measure, Cash flows
provided by operating activities before taxes paid
and working capital items, as of the specified dates.
Net cash flow - Net cash flow represents, and is
used by management to evaluate, cash generated
from operational and investing activities available for
debt servicing. Net cash flow is not a measure of our
liquidity under IFRS Accounting Standards and
should not be considered in isolation or as a
substitute for an analysis of our results as reported in
this report. Our definition of Net cash flow is limited
and does not represent residual cash flows available
for discretionary expenditures. The table Calculation
of CFFO after taxes paid and net cash flow later in
this report provides a reconciliation of Net cash flow
to its most directly comparable IFRS Accounting
Standards measure, Cash flows provided by
operating activities before taxes paid and working
capital items, as of the specified dates.
For more information on our definitions and use of
non-GAAP financial measures, see section 5.5 Use
and reconciliation of non-GAAP financial measures
in Equinor's Annual Report on Form 20-F for the year
ended December 31, 2024..
Equinor third quarter 2025

40	Supplementary disclosures	PRESS RELEASE	THIRD QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Exploration expenses

	Quarters			Change	First nine months
(in USD million)	Q3 2025	Q2 2025	Q3 2024	Q3 on Q3	2025	2024	Change
E&P Norway exploration expenditures	256	184	188	36%	607	464	31%
E&P International exploration expenditures	83	74	153	(46%)	190	423	(55%)
E&P USA exploration expenditures	3	13	53	(94%)	21	115	(81%)
Group exploration expenditures	343	272	395	(13%)	818	1,002	(18%)
Expensed, previously capitalised exploration expenditures	36	5	6	>100%	42	83	(49%)
Capitalised share of current period's exploration activity	(163)	(95)	(107)	52%	(335)	(248)	35%
Impairment (reversal of impairment)	36	—	3	>100%	36	5	>100%
Exploration expenses according to IFRS	252	183	296	(15%)	562	841	(33%)
Equinor third quarter 2025

41	Supplementary disclosures	PRESS RELEASE	THIRD QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Calculation of CFFO after taxes paid, net cash flow before capital distribution and net cash flow

CFFO information	Quarters			Change	First nine months
(in USD million)	Q3 2025	Q2 2025	Q3 2024	Q3 on Q3	2025	2024	Change
Cash flows provided by operating activities before taxes paid and working capital items1)	9,098	9,167	8,670	5%	28,885	28,424	2%
Taxes Paid	(3,764)	(7,229)	(2,986)	26%	(14,219)	(14,685)	(3)%
Cash flow from operations after taxes paid (CFFO after taxes paid)1)	5,334	1,938	5,685	(6)%	14,666	13,739	7%

Net cash flow information	Quarters			Change	First nine months
(in USD million)	Q3 2025	Q2 2025	Q3 2024	Q3 on Q3	2025	2024	Change
Cash flow from operations after taxes paid (CFFO after taxes paid)1)	5,334	1,938	5,685	(6)%	14,666	13,739	7%
(Cash used)/received in business combinations	—	—	—	N/A	(26)	(467)	(94)%
Capital expenditures and investments	(3,420)	(3,401)	(3,098)	10%	(9,848)	(8,531)	15%
(Increase)/decrease in other interest-bearing items	170	(166)	(69)	N/A	126	(562)	N/A
Proceeds from sale of assets and businesses	—	340	6	(100)%	424	115	>100%
Net cash flow before capital distribution1)	2,085	(1,289)	2,524	(17)%	5,342	4,294	24%
Dividend paid	(938)	(1,024)	(1,944)	(52)%	(3,873)	(6,665)	(42)%
Share buy-back	(4,712)	(265)	(4,564)	3%	(5,527)	(5,511)	—%
Net cash flow1)	(3,565)	(2,579)	(3,984)	(11)%	(4,058)	(7,882)	(49)%
1)Previously reported numbers for 2024 have been restated due to a change in accounting policy. The impact of the restatement  on relevant line items affected are shown below. For more information see note 1
Organisation and basis of preparation.

Line items impacted by change in accounting policy	Q3 2024			First nine months
(in USD million)	As reported	Restated	Impact	As reported	Restated	Impact
Cash flows provided by operating activities before taxes paid and working capital items	9,233	8,670	563	28,670	28,424	246
Cash flow from operations after taxes paid (CFFO after taxes paid)	6,247	5,685	563	13,985	13,739	246
Net cash flow before capital distribution	3,086	2,524	563	4,540	4,294	246
Net cash flow	(3,422)	(3,984)	563	(7,636)	(7,882)	246
Equinor third quarter 2025

42	Supplementary disclosures	PRESS RELEASE	THIRD QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Organic capital expenditures

	Quarters			First nine months
(in USD billion)	Q3 2025	Q2 2025	Q3 2024	2025	2024
Additions to PP&E, intangibles and equity accounted investments	3.7	3.6	3.1	11.8	11.3
Less:
Acquisition-related additions	—	—	—	1.3	1.8
Right of use asset additions	0.3	0.2	0.1	0.6	0.8
Organic capital expenditures	3.4	3.4	3.1	9.8	8.7
Equinor third quarter 2025

43	Supplementary disclosures	PRESS RELEASE	THIRD QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Calculation of capital employed and net debt to capital employed ratio

Calculation of capital employed and net debt to capital employed ratio		At 30 September	At 31 December
(in USD million)		2025	2024
Calculation of capital employed*
Capital employed1)	A + B1	49,155	51,235
Capital employed adjusted, including lease liabilities	A + B2	49,505	51,601
Capital employed adjusted	A + B3	46,216	48,091
Calculated net debt to capital employed*
Net debt to capital employed1)	(B1) / (A+B1)	17.4%	17.3%
Net debt to capital employed adjusted, including lease liabilities	(B2) / (A+B2)	18.0%	17.9%
Net debt to capital employed adjusted	(B3) / (A+B3)	12.2%	11.9%
1) Previously reported numbers for 2024 have been restated due to a change in accounting policy. The impact of the restatement on relevant line items affected are shown below. For more information see note 1 Organisation and basis of preparation.
2) Other interest-bearing elements are financial investments in Equinor Insurance AS classified as current financial investments.
3) Under the new tax payment regime in Norway effective from August 2025, tax payments will be more evenly distributed across all four quarters. Therefore, the previous adjustments for tax normalisation have been discontinued with effect from the third quarter of 2025 without restatement of comparative periods. Under the previous tax regime, net interest-bearing debt adjusted including lease liabilities* and net interest-bearing debt adjusted* included adjustments to exclude 50% of the cash build-up ahead of tax payments on 1 April and 1 October.

Calculation of capital employed and net debt to capital employed ratio		At 30 September	At 31 December
(in USD million)		2025	2024
Shareholders' equity		40,526	42,342
Non-controlling interests		67	38
Total equity	A	40,592	42,380
Current finance debt and lease liabilities		5,883	8,472
Non-current finance debt and lease liabilities		25,070	21,622
Gross interest-bearing debt	B	30,953	30,094
Cash and cash equivalents1)		8,114	5,903
Current financial investments		14,276	15,335
Cash and cash equivalents and financial investment1)	C	22,390	21,238
Net interest-bearing debt [8]1)	B1 = B - C	8,563	8,856
Other interest-bearing elements1)2)		349	366
Net interest-bearing debt adjusted including lease liabilities* 3)	B2	8,912	9,221
Lease liabilities		3,288	3,510
Net interest-bearing debt adjusted* 3)	B3	5,624	5,711

Line items impacted by change in accounting policy		At 31 December 2024
(in USD million)		As reported	Restated	Impact
Cash and cash equivalents		8,120	5,903	(2,217)
Cash and cash equivalents and financial investment	C	23,455	21,238	(2,217)
Net interest-bearing debt [8]	B1 = B - C	6,638	8,856	2,217
Other interest-bearing elements		2,583	366	(2,217)
Capital employed	A + B1	49,018	51,235	2,217
Net debt to capital employed	(B1) / (A+B1)	13.5%	17.3%	3.7%
Equinor third quarter 2025

44	Supplementary disclosures	PRESS RELEASE	THIRD QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Summarised financial information related to guaranteed debt securities
The following summarised financial information
provides financial information of Equinor Energy AS
as co-obligor and guarantor as required by SEC
Rule 3-10 and 13-01 of Regulation S-X.
Equinor Energy AS is a 100% owned subsidiary of
Equinor ASA. Equinor Energy AS is the co-obligor of
certain existing debt securities of Equinor ASA and
has guaranteed certain existing debt securities of
Equinor ASA, including in each case debt securities
that are registered under the US Securities Act of
1933 ("US registered debt securities").
As co-obligor, Equinor Energy AS fully,
unconditionally and irrevocably assumes and agrees
to perform, jointly and severally with Equinor ASA,
the payment and covenant obligations for certain
debt held by Equinor ASA. As a guarantor, Equinor
Energy AS fully and unconditionally guarantees the
payment obligations for certain debt held by Equinor
ASA. Total debt at 30 September 2025 is
USD 22,087 million, all of which is either guaranteed
by Equinor Energy AS (USD 20,278 million), or for
which Equinor Energy AS is co-obligor
(USD 1,809 million). In the future, Equinor ASA may
from time to time issue debt for which Equinor
Energy AS will be the co-obligor or guarantor.
The applicable US registered debt securities and
related guarantees of Equinor Energy AS are
unsecured and rank equally with all other unsecured
and unsubordinated indebtedness of Equinor ASA
and Equinor Energy AS. The guarantees of Equinor
Energy AS are subject to release in limited
circumstances upon the occurrence of certain
customary conditions. With respect to US registered
debt securities (and certain other debt securities)
issued on or after 18 November 2019, Equinor
Energy AS will automatically and unconditionally be
released from all obligations under its guarantee and
the guarantee shall thereupon terminate and be
discharged of no further force or effect, in the event
that at substantially the same time as its guarantee
of such debt securities is terminated, the aggregate
amount of indebtedness for borrowed money for
which Equinor Energy AS is an co-obligor (as a
guarantor, co-issuer or borrower) does not exceed
10% of the aggregate principal amount of
indebtedness for borrowed money of Equinor ASA
and its subsidiaries, on a consolidated basis, as of
such time.
In addition, Equinor US Capital LLC is a wholly
owned indirect subsidiary of Equinor ASA and a
finance subsidiary. Any US registered debt securities
issued by Equinor US Capital LLC will be fully and
unconditionally guaranteed by Equinor ASA and
Equinor Energy AS. Equinor Energy AS' guarantees
in respect of US registered debt securities issued by
Equinor US Capital LLC will be subject to release in
the same circumstances as its guarantees of US
registered debt securities issued by Equinor ASA.
Equinor US Capital LLC has not issued any debt
securities as of 30 September 2025.
Internal dividends, group contributions and
repayment of capital from Equinor Energy AS to
Equinor ASA are regulated in the Norwegian Public
Limited Liabilities Act §§ 3-1 - 3-5.
The following summarised financial information as at
and for the nine months ended 30 September 2025
and as at and for the year ended 31 December 2024
provides financial information about Equinor ASA, as
issuer, and Equinor Energy AS, as co-obligor and
guarantor on a combined basis after elimination of
transactions between Equinor ASA and Equinor
Energy AS. Investments in non-guarantor
subsidiaries are eliminated. Currency losses on
transactions between Equinor ASA and Equinor
Energy AS for the nine months ended 30 September
2025 of USD 1,768 million is included in financial
items in accordance with the IFRS Accounting
Standards group principles and are included in
external items in the Condensed profit and loss
statement.
Intercompany balances and transactions between
the co-obligor group and the non-guarantor
subsidiaries are presented on separate lines.
Transactions with related parties are also presented
on a separate line item and include transactions with
the Norwegian State's and the Norwegian State’s
share of dividend declared but not paid.
The combined summarized financial information is
prepared in accordance with Equinor's IFRS
Accounting Standards policies as described in note 1
Organisation and basis of preparation to Equinor’s
Condensed Interim Financial Statements for the third
quarter of 2025, and note 2 Accounting policies to
Equinor’s Consolidated Annual Financial Statements
2024.
Equinor third quarter 2025

45	Supplementary disclosures	PRESS RELEASE	THIRD QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

Combined profit and loss statement for Equinor ASA and Equinor Energy AS	First nine months	Full year
(unaudited, (in USD million))	2025	2024

Revenues and other income	62,696	84,765
External	60,947	79,092
Non-guarantor subsidiaries	1,694	5,380
Related parties	54	293

Operating expenses	(43,412)	(54,695)
External (incl depreciation)	(25,784)	(32,020)
Non-guarantor subsidiaries	(9,796)	(11,552)
Related parties	(7,832)	(11,122)

Net operating income	19,284	30,070

Net financial items	(330)	(983)
External	(1,136)	(1,074)
Non-guarantor subsidiaries	806	91
Related parties	-	-

Income before tax	18,954	29,087

Income tax	(15,225)	(20,281)

Net income	3,729	8,806

Combined balance sheet for Equinor ASA and Equinor Energy AS	At 30 September	At 31 December
(unaudited, (in USD million))	2025	2024

Non-current assets	49,159	42,376
External	39,248	34,526
Non-guarantor subsidiaries	9,860	7,796
Related parties	52	55

Current assets	34,011	38,301
External	31,342	32,700
Non-guarantor subsidiaries	2,431	5,387
Related parties	237	214

Non-current liabilities	51,699	46,976
External	51,007	46,403
Non-guarantor subsidiaries	128	123
Related parties	563	450

Current liabilities	38,239	39,128
External	25,239	25,774
Non-guarantor subsidiaries	11,721	11,868
Related parties	1,280	1,487
Equinor third quarter 2025

46	Supplementary disclosures	PRESS RELEASE	THIRD QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Forward-looking statements
This report contains certain forward-looking
statements that involve risks and uncertainties. In
some cases, we use words such as "ambition",
"continue", "could", "estimate", "intend", "expect",
"believe", "likely", "may", "outlook", "plan", "strategy",
"will", "guidance", "targets", and similar expressions
to identify forward- looking statements. Forward-
looking statements include all statements other than
statements of historical fact, including, among
others, statements regarding Equinor's plans,
intentions, aims, ambitions and expectations; the
commitment to develop as a broad energy company
and diversify its energy mix; the ambition to be a
leading company in the energy transition and reduce
net group-wide greenhouse gas emissions; our
ambitions and expectations regarding
decarbonisation; future financial performance,
including earnings, cash flow and liquidity;
expectations and ambitions regarding value creation;
expectations and ambitions regarding progress on
the energy transition plan; expectations regarding
cash flow and returns from Equinor’s oil and gas
portfolio, CCS projects and renewables and low
carbon solutions portfolio; our expectations and
ambitions regarding operated emissions, annual CO₂
storage and carbon intensity; plans to develop fields;
expectations and ambitions regarding exploration
activities; plans and ambitions for renewables
production capacity and CO₂ transport and storage
and investments in renewables and low carbon
solutions; expectations and plans regarding
development of renewables projects, CCUS and
hydrogen businesses and production of low carbon
energy and CCS; our intention to optimise our
portfolio; robustness of our portfolio; contributions to
energy security; break-even considerations, targets
and other metrics for investment decisions; future
worldwide economic trends, market outlook and
future economic projections and assumptions,
including commodity price, currency and refinery
assumptions; estimates of reserves and
expectations regarding discoveries; organic capital
expenditures for 2025; expectations regarding
investments and capex and estimates regarding
capacity, production, development and execution of
projects; expectations and estimates regarding
future operational performance, including oil and gas
and renewable power production; estimates
regarding tax payments; expectations and ambitions
regarding costs, including the ambition to keep unit
of production cost in the top quartile of our peer
group; scheduled maintenance activity and the
effects thereof on equity production; regarding
completion and results of acquisitions, disposals,
joint ventures, partnerships and other strategic and
contractual arrangements; ambitions regarding
capital distributions and expected amount and timing
of dividend payments and the implementation of our
share buy-back programme; projected impact of
legal claims against us; and provisions and
contingent liabilities. You should not place undue
reliance on these forward-looking statements. Our
actual results could differ materially from those
anticipated in the forward-looking statements for
many reasons.
These forward-looking statements reflect current
views about future events, are based on
management’s current expectations and
assumptions and are, by their nature, subject to
significant risks and uncertainties because they
relate to events and depend on circumstances that
will occur in the future. There are a number of factors
that could cause actual results and developments to
differ materially from those expressed or implied by
these forward-looking statements, including levels of
industry product supply, demand and pricing, in
particular in light of significant oil price volatility;
unfavourable macroeconomic conditions and
inflationary pressures; exchange rate and interest
rate fluctuations; levels and calculations of reserves
and material differences from reserves estimates;
regulatory stability and access to resources,
including attractive low carbon opportunities; the
effects of climate change and changes in
stakeholder sentiment and regulatory requirements
regarding climate change; changes in market
demand and supply and policy support from
governments for renewables; inability to meet
strategic objectives; the development and use of
new technology; geopolitical, social and/or political
instability, including worsening trade relations and
tariffs; failure to prevent or manage digital and cyber
disruptions to our information and operational
technology systems and those of third parties on
which we rely; operational problems, including cost
inflation in capital and operational expenditures;
unsuccessful drilling; availability of adequate
infrastructure at commercially viable prices; the
actions of field partners and other third-parties;
reputational damage; the actions of competitors; the
actions of the Norwegian state as majority
shareholder and exercise of ownership by the
Norwegian state; changes or uncertainty in or non-
compliance with laws and governmental regulations;
adverse changes in tax regimes; the political and
economic policies of Norway and other oil-producing
countries; regulations on hydraulic fracturing and
low-carbon value chains; liquidity, interest rate,
equity and credit risks; risk of losses relating to
trading and commercial supply activities; an inability
to attract and retain personnel; ineffectiveness of
crisis management systems; inadequate insurance
coverage; health, safety and environmental risks;
physical security risks to personnel, assets,
infrastructure and operations from hostile or
malicious acts; failure to meet our ethical and social
standards; actual or perceived non-compliance with
legal or regulatory requirements; and other factors
discussed elsewhere in this report and in Equinor's
Annual Report on Form 20-F for the year ended
December 31, 2024 filed with the SEC (including the
risks described in the risk factors incorporated in
Item 3.D thereof). Equinor's 2024 Annual Report on
Form 20-F is available at Equinor's website
www.equinor.com.
Although we believe that the expectations reflected
in the forward-looking statements are reasonable,
we cannot assure you that our future results, level of
activity, performance or achievements will meet
these expectations. Moreover, neither we nor any
other person assumes responsibility for the accuracy
and completeness of the forward-looking statements.
Any forward-looking statement speaks only as of the
date on which such statement is made, and, except
as required by applicable law, we undertake no
obligation to update any of these statements after
the date of this report, either to make them conform
to actual results or changes in our expectations.
Equinor third quarter 2025

47	End notes	PRESS RELEASE	THIRD QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
End notes
1.The group's average liquids price is a volume
weighted average of the segment prices of crude
oil, condensate and natural gas liquids (NGL).
2.Liquids volumes include oil, condensate and
NGL, exclusive of royalty oil.
3.Equity volumes represent produced volumes
under a production sharing agreement (PSA)
that correspond to Equinor’s ownership share in
a field. Entitlement volumes, on the other hand,
represent Equinor’s share of the volumes
distributed to the partners in the field, which are
subject to deductions for, among other things,
royalty and the host government's share of profit
oil. Under the terms of a PSA, the amount of
profit oil deducted from equity volumes will
normally increase with the cumulative return on
investment to the partners and/or production from
the licence. Consequently, the gap between
entitlement and equity volumes will likely
increase in times of high liquids prices. The
distinction between equity and entitlement is
relevant to most PSA regimes, whereas it is not
applicable in most concessionary regimes such
as those in Norway, the UK, the US, Canada and
Brazil.
4.Transactions with the Norwegian state. The
Norwegian state, represented by the Ministry of
Trade, Industry and Fisheries, is the majority
shareholder of Equinor and it also holds major
investments in other entities. This ownership
structure means that Equinor participates in
transactions with many parties that are under a
common ownership structure and therefore meet
the definition of a related party. Equinor
purchases liquids and natural gas from the
Norwegian state, represented by SDFI (the
State's Direct Financial Interest). In addition,
Equinor sells the State's natural gas production
in its own name, but for the Norwegian state's
account and risk, and related expenditures are
refunded by the State.
5.The production guidance reflects our estimates of
proved reserves calculated in accordance with
US Securities and Exchange Commission (SEC)
guidelines and additional production from other
reserves not included in proved reserves
estimates.
6.The group's average realised piped gas prices
include all realised piped gas sales, including
both physical sales and related paper positions.
7.The internal transfer price paid from the MMP
segment to the E&P Norway, E&P International
and E&P USA segments.
8.Since different legal entities in the group lend to
projects and others borrow from banks, project
financing through external bank or similar
institutions is not netted in the balance sheet and
results in over-reporting of the debt stated in the
balance sheet compared to the underlying
exposure in the group. Similarly, certain net
interest-bearing debt incurred from activities
pursuant to the Marketing Instruction of the
Norwegian government are offset against
receivables on the SDFI. Some interest-bearing
elements are classified together with non-interest
bearing elements and are therefore included
when calculating the net interest-bearing debt.
Equinor third quarter 2025

48	End notes	PRESS RELEASE	THIRD QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Photos:
Page 1 Jan Arne Wold, Woldcam
Pages 2, 3, 6, 10, 12, 37 Ole Jørgen Bratland
Page 18 Øyvind Hagen
Page 20 Gudmund Nymoen
Page 26 Torstein Lund Eik
Equinor ASA
Box 8500
NO-4035 Stavanger
Norway
Telephone:+47 51 99 00 00
www.equinor.com
SIGNATURE - 6K FILING
Pursuant to the requirements of the
Securities Exchange Act of 1934, the
registrant has duly caused this report to be
signed on its behalf by the undersigned,
thereunto duly authorised.
EQUINOR ASA
(Registrant)
Dated: 29 October 2025
By:   /s/ Torgrim Reitan
Name: Torgrim Reitan
Title: Chief Financial Officer